Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Common Shares

of

Tecumseh Products Company

at

$5.00 Net Per Share

by

MA Industrial Sub Inc.

A Wholly Owned Subsidiary of

MA Industrial JV LLC

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON SEPTEMBER 18, 2015, UNLESS THE OFFER IS EXTENDED.

MA Industrial Sub Inc., a Michigan corporation (the “Purchaser”), a wholly owned subsidiary of MA Industrial JV LLC, a Delaware limited liability company (“Parent”), which is owned by DENO Investment Company II, Inc., a Michigan corporation and a wholly owned subsidiary of Mueller Industries, Inc., a Delaware corporation (together with DENO Investment Company II, Inc., “Mueller”), and Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP, each a Delaware limited partnership and affiliate of Atlas FRM LLC, a Delaware limited liability company (d/b/a Atlas Holdings LLC, “Atlas Holdings LLC”, and together with Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP, “Atlas”), is offering to purchase all outstanding common shares, no par value (the “Shares”), of Tecumseh Products Company, a Michigan corporation (“TECU”), at a price of $5.00 per share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (as may be subsequently amended and supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger (together with any amendments or supplements thereto, the “Merger Agreement”), dated as of August 5, 2015, by and among Parent, TECU and the Purchaser, pursuant to which, as soon as practicable after the completion of the Offer, subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into TECU, with TECU continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by TECU or any of its wholly owned subsidiaries or Parent or any of its subsidiaries, all of which will be cancelled and no payment will be made with respect thereto) will be converted into the right to receive an amount in cash equal to the Offer Price without interest.

THE BOARD OF DIRECTORS OF TECU UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

The board of directors of TECU (the “TECU Board”) unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, are fair to and in the best interests of TECU and its shareholders, (ii) adopted and approved the Merger Agreement and the transactions contemplated thereby including the Offer, the Top-Up Option (as defined in the Merger Agreement) and the Merger and (iii) recommends that the shareholders of TECU tender their Shares to the Purchaser pursuant to the Offer, and accept the Offer, and, if necessary under applicable laws, adopt and approve the Merger Agreement and thereby approve the Merger.

Consummation of the Offer is not subject to a financing condition. Consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) in accordance with the terms of the Offer prior to the expiration time of the Offer and not withdrawn, a number of Shares that, together with the Shares then beneficially owned by Parent and its affiliates, represents at least a majority of the total number of Shares then outstanding on a fully diluted basis (the “Minimum Condition”), (ii) immediately prior to the expiration of the Offer, there not being any waiting periods (including any extensions thereof) or any approvals or clearances applicable to the Offer or the consummation of the Merger under any applicable antitrust laws, including but not limited to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), including suspensory filing requirements, waiting periods and required actions, consents that shall not have expired, or been terminated or obtained, as applicable (the “Antitrust Condition”), (iii) there being no law or judgment, injunction, order or decree of any governmental authority with competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Offer or the Merger, (iv) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) and (v) certain other customary conditions.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer.

August 21, 2015

IMPORTANT

Any shareholder of TECU who desires to tender all or a portion of such shareholder’s Shares in the Offer should either (i) complete and sign the accompanying Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificates representing tendered Shares and all other required documents to Computershare Trust Company, N.A., the depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer—Section 3—Procedure for Tendering Shares” or (ii) request that such shareholder’s broker, dealer, commercial bank, trust company or other nominee effect the transaction for such shareholder. Shareholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.

Any shareholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in “The Offer—Section 3—Procedure for Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at the Purchaser’s expense. Additionally, this Offer to Purchase, the related Letter of Transmittal and other materials relating to the Offer may be found at http://www.sec.gov.

The Information Agent for the Offer is:

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Banks, Brokers and Shareholders

Call Toll-Free (866) 856-4733

Or Contact via E-mail at:

Tecumseh@georgeson.com

SCHEDULE I—INFORMATION RELATING TO THE PURCHASER, PARENT, ATLAS AND MUELLER

i

SUMMARY TERM SHEET

MA Industrial Sub Inc., a Michigan corporation (the “Purchaser”), a wholly owned subsidiary of MA Industrial JV LLC, a Delaware limited liability company (“Parent”), which is owned by DENO Investment Company II, Inc., a Michigan corporation and a wholly owned subsidiary of Mueller Industries, Inc., a Delaware corporation (together with DENO Investment Company II, Inc., “Mueller”), and Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP, each a Delaware limited partnership and affiliate of Atlas FRM LLC, a Delaware limited liability company (d/b/a Atlas Holdings LLC, “Atlas Holdings LLC”, and together with Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP, “Atlas”), is offering to purchase all outstanding common shares, no par value (the “Shares”), of Tecumseh Products Company, a Michigan corporation (“TECU”), at a price of $5.00 per share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (as may be subsequently amended and supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The following are some of the questions you, as a TECU shareholder, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. Parent and the Purchaser have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

In this Offer to Purchase, unless the context requires otherwise, the terms “we,” “our” and “us” refer to Parent and its subsidiaries, collectively.

Who is offering to buy my securities?

The Purchaser, MA Industrial Sub Inc., is a Michigan corporation formed for the purpose of making this Offer to acquire all of the outstanding Shares of TECU and completing the process by which the Purchaser will be merged with and into TECU (the “Merger”) in accordance with the Merger Agreement (as defined herein) and the Michigan Business Corporation Act (the “MBCA”). The Purchaser is a wholly owned subsidiary of Parent. Parent is owned by DENO Investment Company II, Inc., a Michigan corporation and a wholly owned subsidiary of Mueller Industries, Inc., a Delaware corporation, and Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP, each a Delaware limited partnership and affiliate of Atlas FRM LLC, a Delaware limited liability company (d/b/a Atlas Holdings LLC). For additional information about Atlas and Mueller see “The Offer—Section 9—Certain Information Concerning the Purchaser, Parent, Atlas and Mueller.”

What securities and how many are you offering to purchase?

We are offering to acquire all of the outstanding Shares of TECU. We refer to one TECU common share as a “share” or “Share.” See “Introduction.” Stock options, restricted stock units, stock appreciation rights, phantom shares and deferred stock units are not eligible to be tendered and will be cancelled in exchange for cash payment pursuant to the Merger Agreement. See “The Offer—Section 12—The Merger Agreement; Other Agreements.”

How much are you offering to pay for my Shares and what is the form of payment?

We are offering to pay $5.00 per Share net to you, in cash, without interest and less any required withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not be required to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, it may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See “Introduction.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, TECU. If the Offer is consummated, we intend to complete a second-step merger with TECU in which all outstanding Shares that are not purchased in the Offer (other than the Shares held directly or indirectly by Parent) will be exchanged for an amount in cash per Share equal to the Offer Price. Upon consummation of the Merger, TECU will cease to be a publicly traded company and will be a wholly owned subsidiary of Parent. See “The Offer—Section 13—Purpose of the Offer and the Merger; Plans for TECU; Statutory Requirements; Approval of the Merger.”

Is there an agreement governing the Offer?

Yes. TECU, the Purchaser and Parent have entered into an Agreement and Plan of Merger (together with any amendments or supplements thereto, the “Merger Agreement”), dated as of August 5, 2015. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, as soon as practicable following consummation of the Offer, the Merger. See “The Offer—Section 12—The Merger Agreement; Other Agreements.”

How long will it take to complete your proposed transaction?

The timing of completing the Offer and the Merger will depend on, among other things, if and when the applicable waiting periods (or any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and all other applicable antitrust laws expire or are terminated, and the absence of any law, injunction or judgment in effect that has the effect of prohibiting the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, as described herein. See “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals.”

Do you have the financial resources to pay for the Shares?

We will need approximately $95.7 million to purchase all outstanding Shares pursuant to the Offer and the Merger and settle outstanding Equity Awards. We expect to use equity and/or debt financing from Mueller and Atlas and/or their respective affiliates to fund the Offer and the Merger and pay related fees and expenses. Concurrently with the signing of the Merger Agreement, Mueller and Atlas delivered a guarantee of all of the obligations of Parent and the Purchaser under the Merger Agreement (the “Guarantee”). In addition, the Purchaser received equity commitment letters (collectively, the “Commitment Letters”) from Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP, on the one hand, and DENO Investment Company II, Inc., on the other hand, for an aggregate amount of approximately $95.7 million (the “Equity Commitment”), which we anticipate will be sufficient to fund the purchase of all the Shares in the Offer and complete the Merger. Neither the provision of the equity financing nor obtaining any debt financing is a condition to the Offer. See “The Offer—Section 10—Source and Amount of Funds.”

Is your financial condition material to my decision to tender in the Offer?

We do not think that the financial condition of Parent, the Purchaser and their respective affiliates is material to your decision whether to tender Shares and accept the Offer because:

•	the Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Time (as defined below), will not carry on any activities other than in connection with the Offer and the Merger;

•	the Offer is being made for all outstanding Shares solely for cash;

•	if the Purchaser consummates the Offer, Parent expects to acquire all remaining Shares for the same cash price in the Merger that was paid for Shares validly tendered and not withdrawn pursuant to the Offer;

•	the Purchaser has received the Commitment Letters sufficient to purchase all of the Shares; and

•	the Offer is not subject to any financing condition.

See “The Offer—Section 10—Source and Amount of Funds.”

What does the Board of Directors of TECU think of the Offer?

The board of directors of TECU (the “TECU Board”) unanimously:

•	determined that the Merger Agreement and all of the transactions contemplated by the Merger Agreement, including the Offer, the Top-Up Option (as defined below) and the Merger, are fair to and in the best interests of TECU and its shareholders;

•	adopted and approved the Merger Agreement and the transactions contemplated thereby; and

•	recommends that the shareholders of TECU tender their Shares to Purchaser pursuant to, and accept, the Offer and, if necessary under applicable laws, adopt and approve the Merger Agreement and thereby approve the Merger.

TECU will file a Schedule 14D-9 with the SEC indicating the approval of the transaction by the TECU Board and recommending that TECU’s shareholders tender their Shares in the Offer consistent with its obligations under the Merger Agreement.

What are the most significant conditions to the Offer?

Consummation of the Offer is not subject to a financing condition. Consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) in accordance with the terms of the Offer prior to the expiration time of the Offer and not withdrawn, a number of Shares that, together with the Shares then beneficially owned by Parent and its affiliates, represents at least a majority of the total number of Shares then outstanding on a fully diluted basis (the “Minimum Condition”), (ii) immediately prior to the expiration of the Offer, there not being any waiting periods (including any extensions thereof) or any approvals or clearances applicable to the Offer or the consummation of the Merger under any applicable antitrust laws, including but not limited to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), including suspensory filing requirements, waiting periods and required actions, consents that shall not have expired, or been terminated or obtained, as applicable (the “Antitrust Condition”), (iii) there being no law or judgment, injunction, order or decree of any governmental authority with competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Offer or the Merger, (iv) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) and (v) certain other customary conditions. See “The Offer—Section 15—Conditions of the Offer” for a list of additional conditions to the Offer.

How long do I have to decide whether to tender in the Offer?

You have until the expiration time of the Offer to tender. The Offer currently is scheduled to expire at 12:00 midnight, New York City time, at the end of day on September 18, 2015, unless extended (as may be extended, the “Expiration Time”). In addition, if we extend the Offer as described below, you will have an additional opportunity to tender your Shares. See “The Offer—Section 1—Terms of the Offer.”

Can the Offer be extended and under what circumstances?

Pursuant to the Merger Agreement, we have agreed to extend the Offer for successive periods of up to ten (10) business days each if, on any then-scheduled Expiration Time, the conditions to the Offer set forth in “The Offer—Section 15—Conditions of the Offer” are not satisfied or, to the extent permitted under the Merger

Agreement and applicable law, waived. In addition, the Purchaser shall extend the Offer for any period required by any law, or by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or the rules of NASDAQ (as defined below). Notwithstanding the foregoing, the Merger Agreement provides that in no event shall the Purchaser be required to extend the Offer beyond November 3, 2015, provided that either TECU or Parent may extend such date by an additional thirty (30) days if on November 3, 2015 all of the conditions to the Offer have been satisfied or waived, other than the Antitrust Condition.

Following our acceptance of Shares tendered in the Offer, if, as of the expiration of the Offer, all of the conditions to the Offer have been satisfied or waived, we may, without the consent of TECU, provide a subsequent offering period in accordance with the requirements of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See “The Offer—Section 1—Terms of the Offer.”

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer—Section 1—Terms of the Offer.”

How do I tender my Shares?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other required documents, to the Depositary, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer—Section 3—Procedure for Tendering Shares—Book-Entry Transfer,” not later than the time the Offer expires. If your Shares are held in street name by your broker, dealer, bank, trust company or other nominee, only such nominee can tender your Shares for you. If you cannot deliver everything required to make a valid tender to the Depositary before the expiration of the Offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), guarantee, pursuant to a “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, that the missing items will be received by the Depositary within three NASDAQ Global Stock Market (“NASDAQ”) trading days. However, the Depositary must receive the missing items within that three-trading-day period. See “The Offer—Section 3—Procedure for Tendering Shares.”

Until what time can I withdraw tendered Shares?

You can withdraw tendered Shares at any time before the Offer has expired. Pursuant to Section 14(d)(5) of the Exchange Act, Shares also may be withdrawn at any time after October 20, 2015, which is the 60th day after the date of the commencement of the Offer, unless prior to that date the Purchaser has accepted for payment the Shares validly tendered in the Offer. Shares tendered during a subsequent offering period, if any, may not be withdrawn. See “The Offer—Section 4—Withdrawal Rights.”

How do I withdraw tendered Shares?

To withdraw tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information, to the Depositary while you have the right to withdraw the Shares. See “The Offer—Section 4—Withdrawal Rights.”

When and how will I be paid for my tendered Shares?

Upon the terms and subject to the conditions of the Offer, we will pay for all validly tendered and not withdrawn Shares promptly after the later of the Expiration Time and the satisfaction or waiver of the conditions to the Offer set forth in “The Offer—Section 15—Conditions of the Offer.”

We will pay for your validly tendered and not withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in “The Offer—Section 3—Procedures for Tendering Shares”), a properly completed, timely received and duly executed Letter of Transmittal (or facsimile thereof) or Agent’s Message (as defined below) in lieu of a Letter of Transmittal, and any other required documents for such Shares. See “The Offer—Section 2—Acceptance for Payment and Payment of Shares.”

Will the Offer be followed by a merger if all Shares are not tendered in the Offer?

If the Offer is completed and the other conditions to the Merger are satisfied or waived, the Purchaser will merge with and into TECU. Under Michigan law, if the Purchaser acquires, pursuant to the Offer or otherwise, at least ninety percent (90%) of the outstanding Shares, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote by TECU’s shareholders. If the Purchaser acquires, pursuant to the Offer or otherwise, less than ninety percent (90%) of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under Michigan law to effect the Merger and if the Minimum Condition is satisfied, Purchaser will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholders. If the Merger takes place, TECU will become a wholly owned subsidiary of Parent, and all remaining shareholders (other than TECU or any of its wholly owned subsidiaries or Parent or any of its subsidiaries) will receive the same amount of cash per Share that they would have received had they validly tendered their Shares in the Offer. See “The Offer—Section 13—Purpose of the Offer and the Merger; Plans for TECU; Statutory Requirements; Approval of the Merger.”

If the Offer and the Merger are consummated, will TECU continue as a public company?

As described above, as promptly as practicable following consummation of the Offer, we expect to consummate the Merger and acquire all the remaining Shares in the Merger. If the Merger takes place, TECU will no longer be publicly owned. Even if the Merger does not take place, if we purchase all the tendered Shares, it is possible that there may be so few remaining shareholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange, that there may not be an active or liquid public trading market for the Shares, or that TECU may cease to make filings with the SEC or otherwise cease to be required to comply with the SEC rules relating to publicly held companies. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.”

If I decide not to tender, how will the Offer affect my Shares?

As described above, if the Offer is consummated, TECU shareholders not tendering their Shares in the Offer (other than TECU or any of its wholly owned subsidiaries or Parent or any of its subsidiaries) will receive cash in an amount equal to the price per Share paid in the Offer. If we accept and purchase Shares in the Offer, we expect to consummate the Merger as soon as practicable without a vote of or any further action by the shareholders of TECU, pursuant to Michigan law. If, however, the Offer is consummated and the Merger does not take place for any reason, it is possible that there may be so few remaining shareholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange and there may not be an active or liquid public trading market (or possibly any public trading market) for the Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. Also, TECU may no longer be required to make filings with the SEC or otherwise may no longer be required to comply with the SEC rules relating to publicly held companies. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.”

Are appraisal rights available in the Offer or the Merger?

No. There are no appraisal rights available in connection with the Offer or the Merger. See “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals.”

If you successfully complete the Offer, what will happen to TECU’s board of directors?

If we accept Shares for payment pursuant to the Offer, under the Merger Agreement, Parent will have the right (but not the obligation) to designate the number of directors, rounded up to the next whole number, on the TECU Board that equals the product of (i) the total number of directors on the TECU Board (after giving effect to the election of any additional directors pursuant to the foregoing) and (ii) the percentage that the number of Shares beneficially owned by Parent and its affiliates (including Shares accepted for payment) bears to the total number of Shares outstanding. Therefore, if we accept Shares for payment pursuant to the Offer, Parent will have the right to obtain control of TECU. Prior to the effective time of the Merger, the approval of a majority of directors not designated by Parent will be required for TECU to authorize, among other things, any amendment or termination of the Merger Agreement. See “The Offer—Section 13—Purpose of the Offer and the Merger; Plans for TECU; Statutory Requirements; Approval of the Merger.”

What is the Top-Up Option and when could it be exercised?

TECU has granted to Purchaser, subject to certain conditions, an irrevocable option (the “Top-Up Option”), to purchase from TECU at a price equal to the Offer Price, the lowest number of authorized and unissued Shares that when added to the number of Shares directly or indirectly owned by Parent or Purchaser or their affiliates at the time of exercise of the Top-Up Option, constitutes one Share more than ninety percent (90%) of the Shares on a fully diluted basis that would be outstanding immediately after the issuance of all Shares to be issued upon exercise of the Top-Up Option. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to applicable Michigan law at a time when the approval of the Merger at a meeting of the TECU’s shareholders would be assured because of Parent’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer. See “The Offer—Section 12—The Merger Agreement; Other Agreements.”

What is the market value of my Shares as of a recent date?

On August 4, 2015, the last trading day before the Merger Agreement was executed and announced, the last sales price of the Shares reported on NASDAQ was $1.96 per Share and the sixty (60) calendar-day trailing average of the sales price of the Shares reported on NASDAQ was $2.41 per Share. On August 20, 2015, the last trading day before the commencement of the Offer, the last reported sale price of the Shares on NASDAQ was $4.97 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender. See “The Offer—Section 6—Price Range of Shares; Dividends.”

What are the material U.S. federal income tax consequences of participating in the Offer?

In general, the receipt of cash in exchange for Shares pursuant to the Offer and the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. See “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences.”

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

Who can I talk to if I have questions about the Offer?

You can call Georgeson Inc., the information agent for the Offer, at (866) 856-4733 (toll-free). See the back cover of this Offer to Purchase.

To the Shareholders of Tecumseh Products Company:

INTRODUCTION

MA Industrial Sub Inc., a Michigan corporation (the “Purchaser”), a wholly owned subsidiary of MA Industrial JV LLC, a Delaware limited liability company (“Parent”), which is owned by DENO Investment Company II, Inc., a Michigan corporation and a wholly owned subsidiary of Mueller Industries, Inc., a Delaware corporation (together with DENO Investment Company II, Inc., “Mueller”), and Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP, each a Delaware limited partnership and affiliate of Atlas FRM LLC, a Delaware limited liability company (d/b/a Atlas Holdings LLC, “Atlas Holdings LLC”, and together with Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP, “Atlas”), is offering to purchase all outstanding common shares, no par value (the “Shares”), of Tecumseh Products Company, a Michigan corporation (“TECU”), at a price of $5.00 per share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (as may be subsequently amended and supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Shareholders who have Shares registered in their own names and tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees, commissions or similar expenses. Shareholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine whether such nominee will charge a fee for tendering Shares on their behalf. Except as set forth in Instruction 6 of the Letter of Transmittal, shareholders will not be obligated to pay transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses the Depositary and Georgeson Inc. (the “Information Agent”) incur in connection with their services in such capacities in connection with the Offer. See “The Offer—Section 18—Fees and Expenses.”

The Offer is being made pursuant to an Agreement and Plan of Merger (together with any amendments or supplements thereto, the “Merger Agreement”), dated as of August 5, 2015, by and among Parent, TECU and the Purchaser, pursuant to which, as soon as practicable after the completion of the Offer, subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into TECU, with TECU continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by TECU or any of its wholly owned subsidiaries or Parent or any of its subsidiaries, all of which will be cancelled and no payment will be made with respect thereto) will be converted into the right to receive an amount in cash equal to the Offer Price without interest. See “The Offer—Section 13—Purpose of the Offer and the Merger; Plans for TECU; Statutory Requirements; Approval of the Merger.”

THE BOARD OF DIRECTORS OF TECU UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

The board of directors of TECU (the “TECU Board”) unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, are fair to and in the best interests of TECU and its shareholders, (ii) adopted and approved the Merger Agreement and the transactions contemplated thereby including the Offer, the Top-Up Option (as defined in the Merger Agreement) and the Merger and (iii) recommends that the shareholders of TECU tender their Shares to the Purchaser pursuant to the Offer, and accept the Offer, and, if necessary under applicable laws, adopt and approve the Merger Agreement and thereby approve the Merger.

As contemplated by the Merger Agreement, TECU will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to holders of Shares in connection with the Offer. The

Schedule 14D-9 will include a more complete description of the TECU Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and therefore shareholders are encouraged to review the Schedule 14D-9 carefully.

Consummation of the Offer is not subject to a financing condition. Consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) in accordance with the terms of the Offer prior to the expiration time of the Offer and not withdrawn, a number of Shares that, together with the Shares then beneficially owned by Parent and its affiliates, represents at least a majority of the total number of Shares then outstanding on a fully diluted basis (the “Minimum Condition”), (ii) immediately prior to the expiration of the Offer, there not being any waiting periods (including any extensions thereof) or any approvals or clearances applicable to the Offer or the consummation of the Merger under any applicable antitrust laws, including but not limited to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), including suspensory filing requirements, waiting periods and required actions, consents that shall not have expired, or been terminated or obtained, as applicable (the “Antitrust Condition”), (iii) there being no law or judgment, injunction, order or decree of any governmental authority with competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Offer or the Merger, (iv) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) and (v) certain other customary conditions.

As of the date of this Offer to Purchase, an entity that is owned 50% by Mueller Industries, Inc. (“MLI”) and 50% by Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP (together the “Atlas Funds”), beneficially owns 380,733 Shares, representing approximately two percent of the outstanding shares, all of which were purchased on or prior to January 21, 2015. Based on a representation provided by TECU in the Merger Agreement, as of the close of business on August 4, 2015, no Shares were held in the treasury of TECU and there were outstanding (i) 18,563,056 Shares, (ii) stock options to purchase 644,936 Shares pursuant to the TECU 2014 Omnibus Incentive Plan, (iii) stock appreciation rights covering 5,607 Shares pursuant to TECU’s Long Term Incentive Cash Award Plan, (iv) phantom shares covering 3,012 Shares pursuant to TECU’s Long Term Incentive Cash Award Plan, (v) restricted stock units covering 288,841 Shares pursuant to the TECU 2014 Omnibus Incentive Plan, and (vi) deferred stock units covering 54,508.6307 Shares pursuant to the TECU Outside Directors’ Deferred Stock Unit Plan.

Upon the Acceptance Time, the Merger Agreement provides that Parent will have the right to designate that number of directors, rounded up to the next whole number, on the TECU Board that equals the product of (i) the total number of directors on the TECU Board (after giving effect to the election of any additional directors) and (ii) the percentage that the number of Shares then beneficially owned by Parent and its affiliates (including such Shares accepted for payment) bears to the total number of Shares outstanding; provided that prior to the effective time of the Merger, there will be at least three directors on the TECU Board who are not designated by Parent (the “Continuing Directors”). Parent has yet to determine whether it will exercise such right, but if it does, such designees will likely be employees of Atlas or Mueller. The foregoing information and certain other information contained in this Offer to Purchase, the Schedule 14D-9 and certain other materials are being (or will be) provided in accordance with the requirements of Section 14(f) of the Securities and Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. Following the election or appointment of Parent’s designees and until the Merger is effective, the approval of a majority of the Continuing Directors (or of the sole Continuing Director if there shall then be only one Continuing Director) will be required, and no further action of the TECU Board will be required, to authorize among other things any amendment or termination of the Merger Agreement by TECU.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the then outstanding Shares. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power after the Acceptance Time to approve the Merger without the affirmative vote of any other shareholder of TECU. TECU has agreed, if required, to cause a meeting of its shareholders to be held as promptly as practicable following the Offer for the purposes of considering and taking action upon the approval of the Merger Agreement and the Merger. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Purchaser acquires at least 90% of the Shares in the Offer and pursuant to the Top-Up Option (as defined below), if applicable, Purchaser and TECU will take such necessary and appropriate actions in order to consummate the Merger under Section 711 of the Michigan Business Corporation Act (the “MBCA”) without a shareholders’ meeting and without the approval of TECU’s shareholders. See “The Offer— Section 12—The Merger Agreement; Other Agreements.” There are no appraisal rights available in connection with the Offer or the Merger. See “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals.”

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered prior to the Expiration Time (as defined below) and not previously withdrawn in accordance with “The Offer—Section 15—Conditions of the Offer.” “Expiration Time” means 12:00 midnight, New York City time, at the end of the day on September 18, 2015, unless extended, in which event “Expiration Time” means the time and date at which the Offer, as so extended, shall expire.

The Offer is subject to the conditions set forth in “The Offer—Section 15—Conditions of the Offer,” which include, among other things, satisfaction of the Minimum Condition, the Antitrust Condition and the MAE Condition (each as defined in “The Offer—Section 15—Conditions of the Offer”). Subject to the satisfaction or waiver of the conditions to the Offer, we will accept and pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the Expiration Time. Pursuant to the Merger Agreement, (i) Purchaser will (or at the request of TECU, Parent will cause Purchaser to) extend the Offer, if at the Expiration Time or any extension thereof the conditions to the offer set forth in “The Offer—Section 15—Conditions of the Offer” (the “Offer Conditions”) shall not have been satisfied (other than conditions which by their nature are to be satisfied on the Acceptance Date) or waived (except for the Minimum Condition), for successive extension periods of not more than ten (10) business days each (except as required by law) in order to permit the satisfaction of the Offer Conditions and (ii) Purchaser shall extend the Offer for any period required by any law or by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or the staff thereof or the Nasdaq Global Market applicable to the Offer. Notwithstanding the foregoing, in no event shall the Purchaser be required to extend the Offer beyond November 3, 2015, or if on November 3, 2015, all of the conditions to the Offer have been satisfied or waived other than the Antitrust Condition, thirty (30) days thereafter. Following our acceptance of Shares tendered in the Offer, if, as of the expiration of the Offer, all of the conditions to the Offer have been satisfied or waived, we may, without the consent of TECU, provide a subsequent offering period in accordance with the requirements of Rule 14d-11 under the Exchange Act if, as of the expiration of the Offer, all of the Offer Conditions have been satisfied or waived, but there are not validly tendered and not withdrawn pursuant to the Offer the number of Shares necessary to permit the Merger to be effected without a meeting of TECU’s shareholders in accordance with the MBCA.

Subject to the applicable rules and regulations of the SEC, we reserve the right to waive any of the conditions to the Offer (other than the Minimum Condition) and to make any change in the terms of the Offer, provided that without the prior written consent of TECU (which consent may be granted or withheld by TECU in its sole discretion) (i) no change may be made that changes the form of consideration to be paid, or decreases the Offer Price or the number of Shares sought in the Offer, (ii) no change may be made that amends or adds to the Offer Conditions or amends any other term of the Offer, in each case in any manner that is adverse to the shareholders of the Company, and except for any change or amendment that is required by law or any waiver of any Offer Condition (other than the Minimum Condition), (iii) the expiration time shall not be extended except as otherwise provided in the Merger Agreement, and (iv) Purchaser shall not terminate the Offer prior to any scheduled expiration time except in the event that the Merger Agreement is terminated.

If we make any material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to shareholders, and that if material changes are made with respect to information that approaches the significance of price and number of shares tendered for, a minimum of ten (10) business days may be required to allow adequate dissemination and investor response.

If we extend the Offer, are delayed in accepting for payment of or paying for Shares, or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain all Shares tendered on our behalf, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as provided in “The Offer—Section 4—Withdrawal Rights.” Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

As promptly as practicable after the Offer closing, Parent and the Purchaser expect to complete the Merger without a meeting of the shareholders of TECU in accordance with the MBCA.

TECU has provided us with its shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), promptly after the Expiration Time, we will accept for payment and pay for all Shares validly tendered before the Expiration Time and not withdrawn. We expressly reserve the right, in our sole discretion, but subject to applicable laws, to delay acceptance for and thereby delay payment for Shares in order to comply with applicable laws or if any of the conditions referred to in “The Offer—Section 15—Conditions of the Offer” have not been satisfied or if any event specified in such Section has occurred. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer. For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see “The Offer—Section 15—Conditions of the Offer.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer—Section 3—Procedure for Tendering Shares”), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or Agent’s Message in lieu of a Letter of Transmittal and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer—Section 3—Procedure for Tendering Shares.” Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

We will pay the same per Share consideration pursuant to the Offer to all shareholders. The per Share consideration paid to any shareholder pursuant to the Offer will be the highest per Share consideration paid to any other shareholder pursuant to the Offer.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Tender Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary or unless otherwise mutually agreed by TECU and us.

If any tendered Shares are not accepted for payment pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, as promptly as practicable following the expiration or termination of the Offer.

3.	Procedure for Tendering Shares.

Valid Tender of Shares. In order for you to validly tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or Agent’s Message (as defined below) in lieu of a Letter of Transmittal and any other documents required by the Letter of Transmittal and (b) certificates for the Shares to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message if the tendering shareholder has not delivered a Letter of Transmittal), in each case by the Expiration Time, or (ii) the guaranteed delivery procedure described below must be complied with.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your sole option and risk, and delivery of your Shares will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Time.

The valid tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with

Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the same are accepted for payment by the Purchaser, the Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Transfer. The Depositary has established an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”). Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Time, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each an “Eligible Institution”), unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) such Shares are tendered for the account of an Eligible Institution. See Instructions 1, 5 and 7 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1, 5 and 7 of the Letter of Transmittal.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Time or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary, as provided below, by the Expiration Time; and

(iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) together with any required signature guarantee or an Agent’s Message and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Shareholders tendering their Shares according to the guaranteed delivery procedures may do so using the Notice of Guaranteed Delivery circulated herewith.

Backup Withholding. Under U.S. federal income tax laws, payments in connection with the Offer may be subject to “backup withholding” unless a tendering holder (1) provides a correct taxpayer identification number (which, for an individual, is the holder’s social security number) and any other required information, or (2) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules. A holder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. To avoid backup withholding of U.S. federal income tax on payments made pursuant to the Offer, each tendering U.S. Holder (as defined in “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences”) should complete and return the Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal. Each tendering Non-U.S. Holder (as defined in “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences”) should complete and submit IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8), which can be obtained from the Depositary or at http://www.irs.gov. For a more detailed discussion of backup withholding, see “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences.”

Appointment of Proxy. By executing a Letter of Transmittal (or facsimile thereof) or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). This power-of-attorney and proxy will be governed by and construed in accordance with the laws of the State of Delaware and applicable federal securities laws. All such powers-of-attorney and proxies are irrevocable and coupled with an interest in the tendered Shares (and such other Shares and securities). Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers-of-attorney, proxies and consents granted by you with respect to such Shares (and such other Shares and securities) will, without further action, be revoked, and no subsequent powers-of-attorney, proxies or consents may be given (and, if previously given, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights with respect to such Shares (and such other Shares and securities) as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of TECU’s shareholders, or with respect to any actions by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares (and such other Shares and securities) (including voting at any meeting of shareholders).

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of TECU’s shareholders.

Determination of Validity. Parent will interpret the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto). All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition of the Offer to the extent permitted by applicable law or any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares are irrevocable. You may withdraw Shares that you have previously tendered pursuant to the Offer pursuant to the procedures set forth below at any time before the Expiration Time and, thereafter, you may withdraw tendered Shares at any time before the Offer has expired. Pursuant to Section 14(d)(5) of the Exchange Act, Shares also may be withdrawn at any time after October 20, 2015, which is the 60th day after the date of the commencement of the Offer, unless prior to that date the Purchaser has accepted for payment the Shares validly tendered in the Offer. If we extend the Offer, delay acceptance for payment or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

For your withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the certificates evidencing Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be re-tendered by again following one of the procedures described in “The Offer—Section 3—Procedure for Tendering Shares” at any time before the Expiration Time.

No withdrawal rights will apply to Shares tendered during a subsequent offering period, if it is provided, and no withdrawal rights apply during a subsequent offering period with respect to Shares tendered in the Offer and accepted for payment.

We will determine, in our discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any shareholder, whether or not similar defects or irregularities are waived in the case of any shareholder. None of Parent, the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.	Certain U.S. Federal Income Tax Consequences.

This section describes the material United States federal income tax consequences to “U.S. Holders” and “Non-U.S. Holders” (in each case, as defined below) of Shares whose Shares are tendered and accepted for payment pursuant to this Offer or whose Shares are not tendered but instead converted into the right to receive cash in the Merger. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This summary does not address any tax consequences arising under state, local or foreign tax laws or U.S. federal estate or gift tax laws.

This discussion is limited to holders who hold Shares as capital assets for U.S. federal income tax purposes. This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of such holder’s particular circumstances. This discussion also does not address all U.S. federal income tax considerations that may be relevant to holders that are subject to special tax rules, including, without limitation, expatriates and certain former citizens of the United States, U.S. Holders whose functional currency is not the U.S. dollar, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons liable for the alternative minimum tax, persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment and holders who acquired their Shares through stock options or stock purchase plan programs or other compensatory arrangements.

For purposes of the Offer, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. For purposes of the Offer, a “Non-U.S. Holder” is a beneficial owner of Shares (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer and the Merger in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws).

U.S. Holders

Consequences of the Offer. The receipt of cash by U.S. Holders in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, you will recognize a capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and your adjusted basis in the Shares exchanged. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same price in a single transaction) exchanged. If you are a non-corporate U.S. Holder who has held the Shares for more than one year, any such capital gain will generally be taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Payments made to U.S. Holders pursuant to the Offer or the Merger will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, each U.S. Holder that does not otherwise establish an exemption should complete and return the IRS Form W-9 included with the Letter of Transmittal, certifying that such U.S. Holder is a U.S. person, the taxpayer identification number provided is correct and such U.S. Holder is not subject to backup withholding.

Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

Non-U.S. Holders

Consequences of the Offer. Subject to the discussion below under “—Information Reporting and Backup Withholding,” a Non-U.S. Holder who receives cash in exchange for Shares pursuant to the Offer or the Merger generally will not be subject to United States federal income tax or withholding on any gain recognized, unless:

•	the gain, if any, is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the exchange of Shares pursuant to the Offer, and certain other requirements are met.

Gain on the Shares that is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. Holder) will be subject to U.S. federal income tax on a net basis at the graduated rates applicable to U.S. persons generally (and, with respect to corporate non-U.S. Holders, may also be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty). Gain described in the second bullet of the preceding paragraph generally will be subject to a flat 30% tax (unless reduced or eliminated by an applicable income tax treaty).

Information Reporting and Backup Withholding. Payments made to Non-U.S. Holders pursuant to the Offer or the Merger may be subject to information reporting and backup withholding. To avoid backup withholding, each Non-U.S. Holder should provide the Depositary with a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8) certifying such Non-U.S. Holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6.	Price Range of Shares; Dividends.

The Shares are listed and principally traded on NASDAQ under the symbol “TECU.” Prior to May 2, 2014, TECU had two classes of stock: Class A and Class B Common Stock. Both of these classes of stock traded on The Nasdaq Stock Market LLC under the symbols TECUA and TECUB, respectively. Effective May 2, 2014, each share of Class A Common Stock was converted into a Common Share and each share of Class B Common Stock was converted into a Common Share. The following table sets forth, for each of the periods indicated, the high and low intraday prices per Share on NASDAQ, as reported in published financial sources:

Range of Common Stock Prices and Dividends for 2013

	Sales Price				Cash Dividends Declared
	Class A		Class B
	High	Low	High	Low
First Quarter	$9.67	$4.75	$9.61	$4.78	$—
Second Quarter	$11.08	$8.18	$11.06	$7.70	—
Third Quarter	$12.10	$8.95	$12.23	$8.69	—
Fourth Quarter	$9.10	$7.01	$9.08	$6.75	—

Range of Common Stock Prices and Dividends for 2014

	Sales Price												Cash Dividends Declared
	Common Shares				Class A				Class B
	High		Low		High		Low		High		Low
First Quarter (a)	N/A		N/A		$9.54		$6.73		$9.25		$6.62		$—
Second Quarter (a)(b)	$7.74	(a)	$4.55	(a)	$7.74	(b)	$5.90	(b)	$6.49	(b)	$5.69	(b)	—
Third Quarter	$5.45		$3.97		N/A		N/A		N/A		N/A		—
Fourth Quarter	$4.11		$2.39		N/A		N/A		N/A		N/A		—

(a)	Common Shares started trading on May 2, 2014.
(b)	Class A and Class B Common Stock ceased trading on May 1, 2014.

Range of Common Share Prices and Dividends for 2015

	Sales Price		Cash Dividends Declared
	Common Shares
	High	Low
First Quarter	$3.96	$2.60	$—
Second Quarter	$3.62	$2.40	—
Third Quarter (through August 20, 2015)	$5.04	$1.92	—

According to TECU’s publicly available documents, TECU does not currently expect to pay cash dividends on the Shares and, under the terms of the Merger Agreement, TECU is not permitted to declare, set aside or pay any dividend or other distribution (whether in cash, stock, equity interests, or property or any combination thereof) in respect of the Shares without Parent’s consent. If we acquire control of TECU, we currently intend that no dividends will be declared on the Shares prior to the effective time of the Merger.

On August 4, 2015, the last full trading day before the public announcement of the execution of the Merger Agreement, the last sales price of the Shares reported on NASDAQ was $1.96 per Share and the sixty (60) calendar-day trailing average of the sales price of the Shares reported on NASDAQ was $2.41 per Share. On August 20, 2015, the last trading day prior to the commencement of the Offer, the reported sales price of the Shares on NASDAQ was $4.97 per Share. You are urged to obtain current market quotations for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.

Following consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we intend to consummate the Merger as promptly as practicable. We do not expect there to be a significant period of time between consummation of the Offer and consummation of the Merger.

Possible Effects of the Offer on the Market for the Shares. If the Offer is consummated and the Merger does not take place for any reason, it is possible that there may be so few remaining shareholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange and there may not be an active or liquid public trading market (or possibly any public trading market) for the Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, shareholders not tending their Shares in the Offer will receive the price per Share paid in the Offer.

Stock Exchange Listing. The Shares are listed on NASDAQ. It is possible the Shares may no longer meet the standards for continued listing on NASDAQ and may be delisted from NASDAQ following consummation of the Offer. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on NASDAQ, the market for the Shares could be adversely affected. According to NASDAQ’s published guidelines, the Shares would not meet the criteria for continued listing on NASDAQ if, among other things, (i) the total number of holders of Shares fell below 400, (ii) the number of publicly held Shares (defined as total shares outstanding, less any shares held directly or indirectly by officers, directors or any person who is the beneficial owner of more than 10% of the total shares outstanding) fell below 750,000 or (iii) the market value of publicly held shares fell below $5 million. If the Shares are not delisted prior to the Merger, we intend to delist the Shares from NASDAQ promptly following consummation of the Merger.

Registration Under the Exchange Act. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of TECU to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by TECU to its shareholders and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a shareholders’ meeting and the related requirement to furnish an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of TECU and persons holding “restricted securities” of TECU may be deprived of, or delayed in, the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

Following the purchase of Shares in the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we will consummate the Merger as promptly as practicable, following which the Shares will no longer be publicly owned. Following the consummation of the Merger, we intend to take steps to cause the termination of the registration of the Shares under the Exchange Act as promptly as practicable and may in the future take steps to cause the suspension of all of TECU’s reporting obligations under the Exchange Act.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations, and therefore could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning TECU.

Except as otherwise expressly set forth in this Offer to Purchase, the information concerning TECU contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Parent, the Purchaser, the Information Agent or the Depositary takes responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by TECU to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, the Purchaser, the Information Agent or the Depositary. Parent, the Purchaser, the Information Agent and the Depositary have relied upon the accuracy of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy of such information.

As disclosed by TECU in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “TECU 10-K”), TECU is a Michigan corporation organized in 1934, its headquarters and principal executive offices are located at 5683 Hines Drive, Ann Arbor, Michigan 48108, its telephone number is (734) 585-9500 and its website is www.tecumseh.com. According to the TECU 10-K, TECU’s products include air conditioning and refrigeration compressors, as well as condensing units, heat pumps and complete refrigeration systems. Products range from fractional horsepower reciprocating compressors used in small refrigerators and dehumidifiers to large reciprocating, rotary and scroll compressors used in commercial air conditioning and refrigeration systems. According to the TECU 10-K, TECU sells compressors for three primary applications: (i) commercial refrigeration, including walk-in coolers and freezers, ice makers, dehumidifiers, water coolers, food service equipment and refrigerated display cases and vending machines; (ii) household refrigerators and freezers; and (iii) residential and specialty air conditioning and heat pumps, including window air conditioners, packaged terminal air conditioners and recreational vehicle and mobile air conditioners. TECU’s products are sold to original equipment manufacturers and authorized wholesale distributors. According to the TECU 10-K, as of December 31, 2014, TECU had approximately 5,200 full-time equivalent employees and an additional 1,000 temporary employees and contractors worldwide, 91.5% of whom were employed in foreign locations.

Additional Information. TECU is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. TECU is required to disclose in such proxy statements certain information, as of particular dates, concerning TECU’s directors and officers, their remuneration, stock options, restricted stock units, stock appreciation rights, phantom shares, and deferred stock units granted to them, the principal holders of TECU’s securities and any material interest of such persons in transactions with TECU. Such reports, proxy statements and other information may be read and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained free of charge at the website maintained by the SEC at http://www.sec.gov.

9.	Certain Information Concerning the Purchaser, Parent, Atlas and Mueller.

The Purchaser and Parent. Parent is a Delaware limited liability company formed on July 24, 2015, and the Purchaser is a Michigan corporation incorporated on July 24, 2015 and a wholly owned subsidiary of Parent. DENO Investment Company II, Inc. (“DENO”), on the one hand, and Atlas Capital Resources (P) II LP and Atlas Capital Resources II LP, collectively on the other hand, each own a 50% of Parent. Both Parent and the Purchaser were formed solely for the purpose of completing the proposed Offer and Merger and have conducted no business activities other than those related to the structuring, financing and negotiating of the Offer and the Merger. Each of the Purchaser and Parent has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and the contemplated Equity Commitment (as defined below). Upon completion of the Merger, the Purchaser will cease to exist and TECU will continue as the surviving corporation, a wholly owned subsidiary of Parent. Until immediately prior to the time the Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Parent or the Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to their formation and capitalization and the transactions contemplated by the Offer and the Merger.

The office addresses of each of the Purchaser and Parent are located at 100 Northfield Street, Greenwich, CT 06830 (telephone number (203) 622-9138) and at 8285 Tournament Dr., Suite 150, Memphis, TN 38125 (telephone number (901) 751-3200). The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of the Purchaser, Parent and Investors are listed in Schedule I to this Offer to Purchase.

Atlas. The Atlas Funds are managed by or are an affiliate of Atlas FRM LLC (d/b/a Atlas Holdings LLC, “Atlas Holdings LLC”). Atlas Holdings LLC was founded in 2002 and is headquartered at 100 Northfield Street, Greenwich, Connecticut 06830 (telephone number (203) 622-9138). The principal business of Atlas Holdings LLC is to make investments in business organizations. Atlas Holdings LLC and its affiliates own 16 companies that employ nearly 15,000 associates and operate more than 100 facilities across the globe, generating approximately $4 billion in revenue annually. Atlas Holdings LLC companies are engaged in a variety of industries, including aluminum processing, automotive, building materials, capital equipment, construction, energy, industrial services, packaging, paper, power generation, steel, and supply chain management.

Mueller Industries, Inc. MLI was incorporated in Delaware on October 3, 1990 and is a leading manufacturer of copper tube and fittings, brass and copper alloy rod, bar and shapes, aluminum and brass forgings, aluminum and copper impact extrusions, plastic pipe fittings and valves, refrigeration valves, vessels and fittings, and fabricated tubular products. MLI’s operations are located throughout the United States and in Canada, Mexico, Great Britain, and China. MLI’s business is importantly linked to: (i) the construction of new homes, (ii) the improvement and reconditioning of existing homes and structures, and (iii) the commercial construction market, which includes office buildings, factories, hotels, hospitals, etc. MLI’s office address is 8285 Tournament Dr., Suite 150, Memphis, Tennessee 38125 (telephone number (901) 751-3200). MLI is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC relating to its business, financial condition and other matters.

As used herein, the “Filing Persons” refers to Parent, the Purchaser, DENO Investment Company II, Inc., Mueller Industries, Inc., Atlas Capital Resources (P) II LP and Atlas Capital Resources II LP, collectively.

None of the Filing Persons or, to the knowledge of the Filing Persons after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase has during the last five (5) years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

As of the date of this Offer to Purchase, an entity that is owned 50% by Mueller Industries, Inc. (“MLI”) and 50% by Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP (together, the “Atlas Funds”), beneficially owns 380,733 Shares, representing approximately two percent of the outstanding shares, all of which were purchased on or prior to January 21, 2015.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of the Filing Persons, and, to the Filing Persons’ knowledge, the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of the Filing Persons or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of TECU; (ii) none of the Filing Persons, and, to the Filing Persons’ knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares during the past sixty (60) days; (iii) during the two (2) years before the date of this Offer to Purchase, there have been no transactions between the Filing Persons, their subsidiaries or, to the Filing Persons’ knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and TECU or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (iv) during the two (2) years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between the Filing Persons, their subsidiaries or, to the Filing Persons’ knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and TECU or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by the Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a website at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that the Purchaser has filed electronically with the SEC. Additionally, requests for copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies and copies will be furnished promptly at the Purchaser’s expense.

10.	Source and Amount of Funds.

The Purchaser believes that the financial condition of Parent, the Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) the Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the Merger; (ii) the Offer is being made for all outstanding Shares solely for cash; (iii) if the Purchaser consummates the Offer, the Parent expects to acquire all remaining Shares for the same cash price in the Merger that was paid for Shares validly tendered and not withdrawn pursuant to the Offer; and (iv) the Purchaser has received Commitment Letters (as defined below) from affiliates of Mueller and Atlas, and may receive debt financing, sufficient to purchase all of the Shares tendered pursuant to the Offer and to consummate the Merger. The Offer is not subject to any financing condition.

Parent and the Purchaser estimate that the total funds required to complete the Offer and the Merger will be approximately $95.7 million. The Purchaser expects to use equity and/or debt financing from Mueller and Atlas to fund the Offer and the Merger and pay related fees and expenses. Neither the provision of the equity financing nor obtaining any debt financing is a condition to the Offer. Notwithstanding an equity financing, we may obtain debt financing prior to the Acceptance Time to complete the Offer and the Merger and to pay related transaction fees and expenses at the closing of the Merger. Funding of the Equity Commitment (as defined below) is subject to the satisfaction of various conditions set forth in the Commitment Letters, as defined and described below under “—Equity Commitment.”

Guarantee. Concurrently with the execution and delivery of the Merger Agreement, MLI and Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP (together the “Atlas Funds”) (individually a “Guarantor” and collectively the “Guarantors”) executed and delivered to TECU a guarantee in favor of TECU in respect of certain of Parent’s obligations under the Merger Agreement (the “Guarantee”), pursuant to which each Guarantor irrevocably and unconditionally guarantees the due and punctual payment to TECU of its pro rata portion of Parent’s and/or the Purchaser’s obligations under the Merger Agreement, if any, to pay monies resulting from the failure to duly and punctually pay and perform all of Parent’s and/or the Purchaser’s covenants, obligations, agreements and liabilities arising from the Merger Agreement (the “Guaranteed Obligations”). Pursuant to the Guarantee, TECU has acknowledged and agreed that the sole asset of Parent is cash in a de minimis amount and that there are no assets of the Purchaser and that no additional funds are expected to be contributed to Parent or the Purchaser unless and until the closing of the Offer and the Merger occurs.

The Guarantee shall remain in full force and effect and shall be binding on each Guarantor and its successors and assigns until the Guaranteed Obligations are satisfied in full. Notwithstanding the foregoing, the Guarantee shall terminate and each Guarantor shall have no further obligations thereunder after the three-year anniversary of the Effective Time, unless prior to such date TECU shall have commenced a legal proceeding against Parent or the Purchaser or the Guarantors, in which case the Guarantee shall terminate upon either (i) a final, non-appealable resolution of such claim and payment of the Guaranteed Obligations, if applicable or (ii) a written agreement signed by each of the parties thereto terminating the Guarantee.

Equity Commitment. Parent received two equity commitment letters, both dated August 5, 2015 (individually a “Commitment Letter” and collectively the “Commitment Letters”), from DENO Investment Company II, Inc. (“DENO”), a wholly owned subsidiary of MLI, on the one hand, and from the Atlas Funds, on the other hand (we refer to DENO and the Atlas Funds each individually as an “Investor” and collectively as the “Investors”). Pursuant to the Commitment Letters, DENO and the Atlas Funds each provided an aggregate equity commitment of up to $47,851,107.01 (such financing as may be altered pursuant to amendment or restatement of the Commitment Letters, and any permitted replacement equity financing, the “Equity Commitment”). The Equity Commitment is in place for the purpose of funding the Investors’ respective pro rata portions of (i) the amount required to purchase all Shares that are validly tendered pursuant to the Offer and not withdrawn prior to the Acceptance Time, (ii) the aggregate payment of consideration in the Merger and (iii) the amounts due to holders of Stock Options, SARs, Phantom Shares, RSUs and DSUs, as defined in and pursuant to Sections 2.04(a) through (c) of the Merger Agreement, pursuant to and in accordance with the terms of, and subject to the conditions of, the Offer and the Merger Agreement. Under the Merger Agreement, Parent and the Purchaser may not amend, alter, or waive any term under the financing commitments, without the prior written consent of TECU, in such a way that:

•	would amend or modify any of the conditions precedent to the receipt of the Equity Financing or impose additional conditions precedent to the Equity Commitment;

•	would adversely affect the rights of, or remedies available to, TECU under the Equity Financing; or

•	would, or would reasonably be expected to, prevent, impede or delay the Merger or the Equity Commitment.

TECU is an express third-party beneficiary to each Commitment Letter and, to the extent provided in such Commitment Letter, has the right to seek specific performance of the obligation to fund the equity commitment of such Investor set forth in its Commitment Letter in accordance with the terms of such Commitment Letter and in accordance with certain provisions of the Merger Agreement and the Guarantee (as defined below). The funding of the equity commitment under each Commitment Letter is subject to the satisfaction, or express written waiver by Parent of the conditions precedent to the obligations of Parent to consummate the Offer set forth in Annex I of the Merger Agreement. See “The Offer—Section 15—Conditions of the Offer.”

The foregoing summaries of the Commitment Letters and the Guarantee, in each case, executed and delivered by the affiliates of Mueller and Atlas, do not purport to be complete and are qualified in their entirety by reference to the Commitment Letters and the Guarantee, copies of which are filed as exhibits (d)(2), (d)(3) and (d)(4) to the Schedule TO filed with the SEC, which are incorporated herein by reference.

11.	Background of the Offer; Other Transactions with TECU.

Background of the Offer. The following is a description of material contacts between and among representatives of Atlas, Mueller, Parent and Purchaser with representatives of TECU that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of TECU’s activities relating to these contacts, please refer to TECU’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

As part of their ongoing evaluation of their respective businesses, Atlas and Mueller have from time to time evaluated strategic opportunities and prospects for acquisitions. In the course of such ongoing evaluation, and in connection with certain events described below, representatives of Atlas and Mueller considered and reviewed a possible acquisition of TECU.

In August 2014, representatives of Atlas and Mueller had an introductory telephonic meeting with each other and preliminarily discussed the possibility of an acquisition of TECU.

On August 11, 2014, a representative of Mueller contacted TECU and met with TECU’s Chief Executive Officer, Harold Karp, to indicate Mueller had an interest in acquiring TECU.

On August 20, 2014, certain representatives of Atlas had an introductory meeting with certain members of the TECU Board of Directors (the “TECU Board”), during which Atlas provided the TECU Board with background information on Atlas’s investment track record and operating philosophy and expressed an interest in acquiring TECU.

In September 2014, representatives of Mueller and Atlas met in person to discuss their preliminary perspectives on TECU and a possible joint venture to acquire TECU.

In September 2014, Mueller reached out to the Chief Executive Officer of TECU to reiterate its interest in acquiring TECU and requested access to minimal non-public due diligence information. Soon thereafter a representative of Mueller spoke with the Chairman of the TECU Board, at which time the Chairman indicated that TECU was not interested in an acquisition. Mueller reached out to Mr. Karp to confirm and reiterate its interest in an acquisition.

From September 2014 through January 2015, Mueller and Atlas continued to evaluate a possible acquisition of TECU based on publicly available information. In addition, during this time, Mueller and Atlas further discussed and proceeded with creating a joint venture (referred to as Parent in this “—Background of the Offer” section) to further the acquisition.

On January 29, 2015, Parent sent to the TECU Board (c/o the Chairman of the TECU Board) an indication of interest dated January 28, 2015 to acquire TECU at $5.30 per share subject to due diligence, but not subject to any financing contingency.

During the period between February 2, 2015 and February 5, 2015, representatives of Parent had discussions with TECU with respect to the timing of receipt of TECU’s formal response to their January 28th proposal.

On February 5, 2015, Parent delivered a letter to TECU further expressing their interest in a potential acquisition of TECU and reiterating their request to begin confirmatory due diligence. The February 5th letter also enclosed a non-disclosure agreement executed by Parent.

On February 9, 2015, Mr. Karp sent a letter to Parent thanking Parent for their continued interest in TECU and indicating that the TECU Board was taking the acquisition proposal seriously but would not be able to formally respond until the end of February. The letter further indicated that TECU had engaged an outside financial advisor and consulted with its outside legal counsel and that the TECU Board concluded it needed to carefully consider and analyze the acquisition proposal and other potential alternatives available to TECU.

On February 27, 2015, the TECU Board invited Parent to participate in due diligence of TECU on the assumption that a due diligence investigation might enable Parent to materially improve the value of its offer.

From March 1 through March 5, 2015, TECU negotiated a Confidentiality Agreement with standstill provisions with Parent. On March 6, 2015, TECU entered into such Confidentiality Agreement with standstill provisions with Parent.

On March 6, 2015, TECU conducted a management presentation for Parent at its headquarters in Ann Arbor and thereafter TECU gave Parent access to its data room.

On March 20, 2015, Citigroup Global Markets Inc. (“Citi”), TECU’s financial advisor, sent a bid procedures instruction letter to Parent requesting its final offer.

On March 24, 2015, Citi sent a draft of the merger agreement to Parent.

On April 2, 2015, Parent sent an updated indication of interest to acquire TECU at $5.75 per share, subject to various assumptions and additional due diligence of TECU.

On April 6, 2015, Citi contacted Parent advising them that TECU would permit due diligence but expected such process to result in an increased offer price from Parent. Citi also requested that Parent provide comments on the draft merger agreement.

On April 15, 2015, TECU received a letter from Parent regarding the due diligence process.

On April 16, 2015, TECU and Parent conducted a due diligence process call, and TECU requested that Parent submit a revised bid by April 28, 2015. Parent also sent a revised draft of the merger agreement to TECU.

From April 21 through April 22, 2015, Parent conducted facility site visits at TECU’s Tupelo, MS and Paris, TN locations.

On April 27, 2015, TECU received a letter from Parent stating that they would send a revised proposal by May 1, 2015.

On May 1, 2015, TECU received a revised indication of interest from Parent offering to acquire the stock of TECU for $4.60 per share, which was reduced from their prior offer price based upon Parent’s review and analysis of certain contingent claims and environmental matters identified in their due diligence investigation of TECU over the prior month.

On May 5, 2015, Citi advised Parent to submit a revised bid or discussions would be terminated. Shortly thereafter, Parent requested to conduct further due diligence in order to potentially raise their offer price, including visits to TECU’s locations in France and Brazil.

On May 19, 2015, Parent submitted an updated due diligence plan.

During May and June 2015, Parent continued to conduct due diligence of TECU and submitted additional due diligence requests.

From late June 2015 through July 31, 2015, Parent continued to complete their due diligence review of TECU. During this time, representatives of Parent, on the one hand, and representatives of TECU, on the other hand, discussed updated proposals that included prices per share ranging from $4.77 to $5.10 (after taking into account certain deductions and subject to certain assumptions). Counsel to Parent and TECU, respectively, continued to discuss and exchange revised drafts of the merger agreement that addressed certain key issues on the contract terms, in particular those dealing with closing certainty, the amount of the termination fees and the terms of a guarantee from Mueller and Atlas. Additionally, counsel exchanged drafts of the related confidential disclosure schedules and discussed certain items contained therein via teleconference.

Between July 31, 2015 and August 4, 2015, representatives of Parent discussed the remaining outstanding terms for the potential transaction, including the price per share, with TECU and Citi. During this time period, counsel to Parent and TECU, respectively, exchanged revised drafts of the merger agreement and the related confidential disclosure schedules thereto, and continued to negotiate the final terms of the merger agreement, related confidential disclosure schedules and the ancillary agreements. On August 2, 2015, the TECU Board requested that Parent increase its last outstanding offer price of $4.90. The following day, Parent indicated to Citi it would raise its final offer price to $5.00 per share.

On August 5, 2015, TECU, Parent and the Purchaser executed and delivered the Merger Agreement. In connection with the entry into the Merger Agreement, Atlas Capital Resources II LP, Atlas Capital Resources (P) II LP and Mueller Industries, Inc. executed the Guarantee. Also on August 5, 2015, Parent and TECU issued a joint press release announcing the execution of the Merger Agreement.

Other Transactions with TECU. Except as described elsewhere herein, neither Parent, Atlas, Mueller nor any of their subsidiaries is currently engaged or has engaged, in the past two (2) years, in any transactions with TECU or any of its subsidiaries.

12.	The Merger Agreement; Other Agreements.

Merger Agreement

The summary description of the Merger Agreement set forth below and elsewhere in this Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which the Purchaser has included as an exhibit to the Tender Offer Statement on the Schedule TO, which is available as set forth in “Section 9—Certain Information Concerning Parent, the Purchaser, Atlas and Mueller” above. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, the Purchaser, TECU or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by TECU’s shareholders. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Parent, the Purchaser, TECU or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that TECU publicly files with the SEC. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

The Offer. The Purchaser’s obligation to accept for payment Shares validly tendered and not withdrawn prior to the expiration of the Offer is subject to the satisfaction of the Minimum Condition and the satisfaction or waiver of the other conditions set forth in “The Offer—Section 15—Conditions of the Offer.” Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the conditions described in “The Offer—Section 15—Conditions of the Offer,” the Merger Agreement provides that the Purchaser will accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time. The Purchaser has expressly reserved the right to waive any condition to the Offer (other than the Minimum Condition) or modify the terms of or conditions to the Offer; provided that, without the prior written consent of TECU, the Purchaser has agreed not to (i) change the form of consideration payable in the Offer, reduce the Offer Price or reduce the number of Shares subject to the Offer, (ii) amend or add to the conditions to the Offer or amend any other term of the Offer, except as required by law, in each case in any manner that is adverse to TECU’s shareholders, or (iii) extend the Expiration Time other than in accordance with the Merger Agreement. The Merger Agreement further provides that the Purchaser will not terminate the Offer prior to any scheduled Expiration Time without the prior consent of TECU unless the Merger Agreement is terminated pursuant to its terms.

Expiration Time; Extensions. Subject to the terms and conditions set forth herein and in the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on September 18, 2015 (the “Initial Expiration Time”) or, if the Initial Expiration Time has been extended in accordance with the Merger Agreement, the date on which the Offer has been so extended (the Initial Expiration Time, or such later date to which the Initial Expiration Time has been so extended, the “Expiration Time”). The Merger Agreement provides that, if on any scheduled Expiration Time any of the conditions described in “The Offer—Section 15—Conditions of the Offer” is not satisfied or waived (other than the Minimum Condition), then the Purchaser shall extend the Offer for successive periods of not more than ten (10) Business Days (as defined in the Merger Agreement) in order to permit the satisfaction of such conditions; and the Purchaser shall extend the Offer for any period required by any law or by any rule, regulation, interpretation or position of the SEC or the staff thereof or NASDAQ, provided that the Purchaser is not required to extend the Offer beyond November 3, 2015 (the “End Date”). In addition, following the expiration of the Offer, the Purchaser may, in its sole discretion, provide a subsequent offering period (the “Subsequent Offering Period”) in accordance with Rule 14d-11 of the Exchange Act if, as of the Expiration Time, all of the conditions of the Offer have been satisfied or waived, but there were not validly tendered and not withdrawn that number of Shares necessary to permit the Merger to be effected without a meeting of TECU’s shareholders in accordance with the MBCA.

Schedule 14D-9. The Merger Agreement provides that TECU will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 reflecting the recommendation of the TECU Board (unless, pursuant to Section 6.04(d) of the Merger Agreement, the TECU Board affects an Adverse Recommendation Change) that holders of Shares tender their Shares into the Offer (the “Company Board Recommendation”), and will disseminate the Schedule 14D-9 as required by Rule 14d-9 under the Exchange Act no later than the Business Day after this Offer to Purchase is filed with the SEC.

Directors. The Merger Agreement provides that, effective upon the acceptance for payment by the Purchaser for all Shares validly tendered and not withdrawn pursuant to the Offer at the Acceptance Date and from time to time thereafter, subject to applicable law and the rules of NASDAQ, Parent will have the right to designate the number of directors, rounded up to the next whole number, on the TECU Board that equals the product of (i) the total number of directors on the TECU Board (after giving effect to the election of any additional directors pursuant to the foregoing) and (ii) the percentage that the number of Shares beneficially owned by Parent and its affiliates (including Shares accepted for payment) bears to the total number of Shares outstanding. Under the Merger Agreement, TECU is required to take all action reasonably necessary to cause Parent’s designees to be elected or appointed to the TECU Board, including by increasing the number of directors and seeking and accepting resignations of incumbent directors. Notwithstanding the foregoing, the Merger Agreement also provides that at all times prior to the Effective Time, there will be at least three directors on the TECU Board who are Continuing Directors. A Continuing Director is a person who was a member of the TECU Board as of the date of the Merger Agreement or a person selected by the Continuing Directors then in office.

Following the election or appointment of Parent’s designees to the TECU Board and until the Effective Time, the Merger Agreement provides that the approval of a majority of the directors of TECU then in office who were not designated by Parent shall be required to authorize (i) any amendment or termination of the Merger Agreement by TECU, (ii) any agreement between TECU and any of its subsidiaries on one hand, and Parent, the Purchaser or any of their affiliates (other than TECU and its subsidiaries) on the other, (iii) the taking of any action by TECU or any of its subsidiaries that would prevent or materially delay the consummation of the Merger, (iv) any extension of time for performance of any obligation or action by Parent or the Purchaser under the Merger Agreement, (v) any exercise or waiver of any of TECU’s rights or remedies under the Merger Agreement, (vi) any amendment to the articles of incorporation or bylaws of TECU, (vii) any action adversely affecting the rights of TECU’s shareholders or (viii) any other action under or in connection with the Merger Agreement or the Transactions or that would interfere with, hinder or delay the Transactions.

Top-Up Option. Pursuant to the Merger Agreement, TECU granted to the Purchaser an irrevocable option (the “Top-Up Option”), so long as the Merger Agreement has not been terminated, to purchase from TECU at the Offer Price up to the number of Shares (the “Top-Up Shares”) equal to the lowest number of authorized and unissued Shares that, when added to the number of Shares directly or indirectly owned by Parent or the Purchaser or their affiliates at the time of the Top-Up Option, will constitute one Share more than 90% of the Shares that would be outstanding immediately after such issuance on a fully diluted basis. The Top-Up Option is exercisable only once, within ten (10) Business Days following the Acceptance Date, or if any Subsequent Offering Period is provided, within ten Business Days of the expiration of such Subsequent Offering Period, and the Top-Up Option will not be exercisable (i) to the extent the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved Shares, (ii) unless immediately following the exercise of the Top-Up Option, the number of Shares owned in the aggregate by Parent and the Purchaser constitutes at least one Share more than 90% of the Shares on a fully diluted basis that would be outstanding immediately after the issuance of all Shares to be issued upon exercise of the Top-Up Option, (iii) unless the Minimum Condition shall have been satisfied, (iv) on or after the earlier of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms, (v) to the extent that the issuance of the Top-Up Shares would require approval of TECU’s shareholders under the rules of NASDAQ, or (vi) if any applicable law shall be in effect that has the effect of enjoining or otherwise prohibiting the exercise of the Top-Up Option or the issuance and delivery of the Top-Up Shares. The purpose of the Top-Up Option is to facilitate a short-form merger following the completion of the Offer in accordance with the MBCA.

The Merger; Merger Consideration. Pursuant to the Merger Agreement, after the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Purchaser will merge with and into TECU and TECU will continue as the surviving corporation in the Merger and will become a wholly owned subsidiary of Parent. At the effective time of the Merger, each issued and outstanding Share (other than those owned by TECU or Parent or any wholly owned subsidiary of TECU or Parent) will be converted into the right to receive (upon compliance with the exchange procedures set forth in the Merger Agreement) the Offer Price in cash, without interest and less any applicable withholding taxes.

Treatment of TECU Equity Awards. Under the Merger Agreement, awards of stock options, stock appreciation rights, and phantom shares, and restricted stock units and deferred stock units granted under TECU’s stock plans (“TECU Equity Awards”) that are outstanding immediately prior to the Effective Time, will be cancelled in exchange for the right to receive the consideration set forth below:

•	for each stock option (whether vested or unvested): the right to be paid an amount in cash (without interest and less any applicable withholding taxes), if any, equal to the product obtained by multiplying (x) the aggregate number of Shares that were issuable upon exercise of such stock option immediately prior to the Effective Time, by (y) the Offer Price less the per share exercise price of such stock option; provided that, if the per share exercise price of any stock option equals or exceeds the Offer Price, such stock option shall be cancelled without any payment or consideration;

•	for each stock appreciation right or phantom share (whether vested or unvested): the right to be paid an amount in cash (without interest and less any applicable withholding taxes), if any, equal to the product obtained by multiplying (x) the aggregate number of Shares that were subject to such stock appreciation right or phantom share immediately prior to the Effective Time, by (y) the Offer Price less, in the case of any stock appreciation right, the per share exercise price of such stock appreciation right; provided that, if the per share exercise price of any stock appreciation right equals or exceeds the Offer Price, such stock appreciation right shall be cancelled without any payment or consideration; and

•

for each restricted stock unit or deferred stock unit: the right to be paid an amount in cash (without interest and less any applicable withholding taxes) equal to the product obtained by multiplying (x) the aggregate number of Shares subject to such restricted stock unit or deferred stock unit grant immediately prior to the Effective Time, by (y) the Offer Price; for each outstanding restricted stock unit (or portion thereof) that is subject to performance-based vesting for which the applicable performance period has been certified by TECU’s compensation committee as of the Effective Time, the number of Shares subject to such restricted stock unit shall be determined based upon actual performance, and for each outstanding restricted stock unit (or portion thereof) that is subject to performance-based vesting for which the financial results for the applicable performance period has not been certified by TECU’s compensation committee as of the Effective Time, the number of Shares subject to such restricted stock unit shall be determined based upon the target number of Shares subject to such restricted stock unit.

Representations and Warranties. The Merger Agreement contains customary representations and warranties of the parties, including representations by TECU as to corporate existence and power, corporate authorization, governmental authorization, non-contravention, capitalization, subsidiaries, absence of certain changes, SEC filings and financial statements, undisclosed liabilities, litigation, compliance with laws, material contracts, properties, title to assets, taxes, intellectual property, environmental matters, labor matters, employee benefits, investment banker and other fees, the opinion of financial advisor, antitakeover statutes, the Schedule 14D-9 and other disclosure documents, interested party transactions, insurance, and customers and suppliers. None of the representations or warranties contained in the Merger Agreement survives the consummation of the Merger or the termination of the Merger Agreement.

Conduct of Business by TECU Pending the Merger. The Merger Agreement provides that, until the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement, except as (a) required by applicable law, (b) as expressly contemplated by the Merger Agreement, (c) as set forth in the TECU disclosure schedule, (d) as consented to in writing by Parent, or (e) after the Acceptance Date and the appointment of directors pursuant to Section 1.03(a) of the Merger Agreement, as approved by or completed with the actual knowledge of a majority of the TECU Board, each of TECU and its subsidiaries is required to use its commercially reasonable efforts to (x) conduct its businesses in the ordinary course consistent with past practices, and (y) preserve its business organization intact and maintain existing relations and goodwill with governmental authorities, customers, suppliers, employees and business associates.

In addition and without limiting the generality of the foregoing, the Merger Agreement restricts the ability of TECU and each of its subsidiaries to, among other things:

•	amend its organizational documents;

•	issue (other than in connection with the Top-Up Option) or redeem any shares of capital stock or declare any dividends;

•	incur or guarantee any indebtedness or make loans or capital contributions to, or investments in, third parties;

•	acquire any material assets or property or any other Person;

•	sell, lease, license or transfer any material assets or property;

•	sell, assign or transfer any material intellectual property;

•	make or authorize any new material capital expenditure other than as set forth in TECU’s budget materials;

•	make certain employee-related changes, including increasing the compensation and benefits of employees; hiring and firing of employees and amending TECU benefits plans, except for Change in Control Compensation Agreements with seven executive officers and key employees;

•	settle any litigation in excess of the greater of $500,000 or 125% of the amount reserved against such litigation in TECU’s balance sheet;

•	change its accounting principles; and

•	enter into, amend or terminate any material contract.

Go Shop. The Merger Agreement provides that for thirty (30) days after the date of the Merger Agreement (the “Go Shop Period”), TECU and its subsidiaries and representatives are permitted to (x) solicit, initiate, encourage and facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (as defined below) and (y) engage in discussions and negotiations with, and furnish non-public information relating to TECU and its subsidiaries and afford access to the books and records of TECU and its subsidiaries to, any person in connection with an Acquisition Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to an Acquisition Proposal; provided that, prior to furnishing such information or affording such access, TECU has entered into a confidentiality agreement with such persons that is substantially similar to and not less favorable to TECU than the confidentiality agreement with Parent and TECU has previously provided (or concurrently provides or makes available) such information to Parent. No later than (i) one (1) Business Day after the determination by the TECU Board, after consultation with its outside legal and financial advisors, that a person is an Excluded Party (as defined below), or (ii) the end of the Go Shop Period, (a) the TECU Board is required to deliver to Parent a written notice setting forth: the identity of each such Excluded Party and the material terms and conditions of the pending Acquisition Proposal made by such Excluded Party and (b) TECU is required to deliver to Parent unredacted copies of all proposed definitive documents, including financing commitments (if any) and redacted fee letters, received by TECU or any of its representatives from any such Excluded Party relating to any Acquisition Proposal. TECU is also required to keep Parent reasonably informed of any material amendment or modification of any such Acquisition Proposal, inquiry or request within one (1) Business Day thereof.

No Solicitation. The Merger Agreement provides that at the end of the Go Shop Period, TECU will, and will instruct and cause its subsidiaries and representatives to, (i) immediately cease all discussions and negotiations with any person (other than Excluded Parties) that may be ongoing with respect to any Acquisition Proposal, or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (ii) deliver written notice to each such person that TECU is ending all discussions and negotiations with such person in respect of any Acquisition Proposal (such notice shall also request the prompt return or destruction of all confidential information concerning TECU and its subsidiaries), and (iii) terminate the access of any such persons to any data room hosted by TECU or any of its representatives relating to any Acquisition Proposal. The Merger Agreement also provides that from the end of the Go Shop Period until the earlier of the termination of the Merger Agreement or the Effective Time, except with respect to an Excluded Party, TECU and its subsidiaries will not, and will use their commercially reasonable efforts to cause their representatives not to, directly or indirectly, (a) solicit, initiate or knowingly take any action to encourage or facilitate the making of any proposal or offer from a person that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (b) engage in, continue or otherwise participate in any discussions or negotiations with or furnish or convey any non-public information with respect to TECU or any of its subsidiaries to any person in connection with or relating to any Acquisition Proposal or any proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (c) grant any waiver, amendment or release under any standstill agreement or anti-takeover laws or otherwise fail to enforce the foregoing, (d) approve, endorse, recommend, or execute or enter into any letter of intent, agreement in principle, term sheet, memorandum of understanding, merger agreement, acquisition agreement or other similar contract relating to an Acquisition Proposal or any proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal, or (e) resolve, propose or agree to do any of the foregoing.

Notwithstanding the foregoing, the Merger Agreement provides that prior to the Acceptance Date, (i) if an Excluded Party has submitted a bona fide written Acquisition Proposal that did not result from a material breach of Section 6.04 of the Merger Agreement, TECU may continue to furnish information to any Excluded Party in connection with an Acquisition Proposal and engage in discussions and negotiations with any Excluded Party related thereto, subject to certain conditions and (ii) if at any time after the end of the Go Shop Period and prior to the Acceptance Date, TECU receives a bona fide, unsolicited, written Acquisition Proposal from any other person and TECU is in compliance with Section 6.04 of the Merger Agreement in all material respects, TECU and its representatives may contact such person making such Acquisition Proposal solely for the purpose of clarifying the terms and conditions thereof so as to determine whether such proposal is or could reasonably be expected to lead to a Superior Proposal and if the TECU Board (x) determines in good faith (after consultation with its outside legal and financial advisors) that such Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal and (y) determines in good faith (after consultation with its outside legal and financial advisors) that failing to take such action would breach its fiduciary duties to TECU’s shareholders, then TECU may, prior to the Acceptance Date, subject to first entering into an acceptable confidentiality agreement with such person, furnish information (including non-public information) with respect to TECU or any of its subsidiaries to such person and engage in discussions and negotiations with respect to such Acquisition Proposal; provided that, prior to furnishing information or engaging in discussions or negotiations (and in any event within one (1) Business Day of receipt of such Acquisition Proposal), TECU will notify Parent in writing of its intention to take such actions and will provide to Parent any non-public information that is provided to such person if such information was not previously provided to Parent.

Notwithstanding the foregoing, the Merger Agreement provides that, prior to the Acceptance Date, TECU may (i) make an Adverse Recommendation Change with respect to a Superior Proposal or an Acquisition Proposal that the TECU Board has determined is or could reasonably be expected to lead to a Superior Proposal, (ii) approve and enter into a definitive agreement with respect to an Acquisition Proposal (that the TECU Board has concluded in good faith, after consultation with its outside legal and financial advisors, constitutes a Superior Proposal), or (iii) make an Adverse Recommendation Change in response to a material development or change in circumstances relating to the business, result of operations, assets or financial condition of TECU and its subsidiaries that was unknown and not reasonably foreseeable by the TECU Board as of the date of the Merger Agreement and which event or change in circumstance first occurs or arises after the date of the Merger Agreement and prior to the Acceptance Date, if the Board of Directors determines in good faith (after consultation with its outside legal and financial advisors) that, as a result of such Intervening Event, the failure to take such action would be a breach of its fiduciary duties; provided that, in the case of clause (i) or (ii) above, (a) TECU has provided notice to Parent in writing at least three (3) Business Days in advance of taking such action(s) that the TECU Board intends to take such action, (b) Parent does not make, prior to the expiration of such three (3) Business Day period, an offer that the TECU Board concludes in good faith (after considering the advice of its outside legal and financial advisors) causes such Acquisition Proposal to cease to be a Superior Proposal, and (c) the TECU Board confirms that the Acquisition Proposal continues to constitute a Superior Proposal and determines in good faith (after consultation with its outside legal and financial advisors) that failing to take such action would breach its fiduciary duties; provided further that, in the case of clause (iii) above, TECU provides Parent at least three (3) Business Days’ prior written notice of such Adverse Recommendation Change advising Parent that it intends to take such action and specifying the basis therefor in reasonable detail.

Nothing in the Merger Agreement shall prohibit TECU or the TECU Board from (i) disclosing any position contemplated by, or otherwise complying with, Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act with respect to an Acquisition Proposal, (ii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act if the TECU Board has determined in good faith, after consultation with outside legal counsel, that failure to do so would be a breach of its fiduciary duties, or (iii) taking any action that any court of competent jurisdiction orders TECU to take; provided that any disclosure under clause (ii) above shall be deemed to be an Adverse Recommendation Change unless the TECU Board expressly publicly reaffirms the Company Board Recommendation in such communication or within two (2) Business Days after being requested to do so by Parent.

As used in the Merger Agreement, the following terms shall have the following meanings:

(i) “Acquisition Proposal” means any inquiry, proposal or offer from any person or persons (other than Parent and its affiliates) relating to any (i) acquisition of assets of TECU and/or its subsidiaries (including outstanding securities of subsidiaries) representing twenty percent (20%) or more of TECU’s consolidated assets, (ii) acquisition of twenty percent (20%) or more of the outstanding equity interests of TECU, (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning twenty percent (20%) or more of the outstanding equity interests of TECU (whether in one transaction or in a series of transactions and whether directly or indirectly) or (iv) merger, consolidation, share exchange, business combination, recapitalization, joint venture, reorganization, liquidation, dissolution or similar transaction involving TECU, in each case, other than the transactions contemplated by the Merger Agreement.

(ii) “Excluded Party” means any person from which TECU received a written Acquisition Proposal during the Go Shop Period that (a) remains pending as of, and shall not have been withdrawn on or prior to, the end of the Go Shop Period, and (b) the TECU Board reasonably determines in good faith on or prior to the end of the Go Shop Period, after consultation with outside legal and financial advisors, constitutes or could reasonably be expected to lead to a Superior Proposal.

(iii) “Superior Proposal” means any bona fide written Acquisition Proposal (with all percentages in subparagraphs in the definition of “Acquisition Proposal” increased to 50%) that does not arise out of or result from any violation of Section 6.04 of the Merger Agreement and that is on terms that the TECU Board determines in good faith (after consultation with its outside legal and financial advisors and taking into account all the terms and conditions of the Acquisition Proposal) is reasonably likely to be capable of consummation in accordance with its terms, is more favorable to TECU’s shareholders than the Offer and the Merger (after giving effect to any subsequent offer made by Parent in response to such Superior Proposal and taking into account all financial, regulatory, legal and other aspects of such proposal) and the financing of which is fully committed or in the good faith judgment of the TECU Board is reasonably capable of being fully financed.

Employee Matters. The Merger Agreement provides that Parent will, or will cause the Surviving Corporation or its subsidiaries to, ensure that, as of the Effective Time, each employee of TECU or any of its subsidiaries who continue employment with the Surviving Corporation or any of its affiliates receives full credit for all purposes for service with TECU or any predecessor employers, or any of its subsidiaries under the comparable employee benefit plans, programs and policies of Parent, the Surviving Corporation or any affiliate of the Surviving Corporation, as applicable, in which such employee is eligible to participate, for purposes of eligibility to participate, entitlement to benefits, vesting and determination of level of benefits; provided that such credit will not be provided (i) to the extent that such credit would result in a duplication of benefits, (ii) to the extent that such credit was not recognized under the comparable benefit plan of TECU or its subsidiaries prior to the Effective Time, or there was not a comparable benefit plan in place prior to the Effective Time, or (iii) with respect to benefit accruals. The Merger Agreement also provides that with respect to each health or other welfare benefit plan maintained by Parent or the Surviving Corporation or any affiliate of the Surviving Corporation, as applicable, for the benefit of any employee of TECU or any of its subsidiaries who continue employment with the Surviving Corporation or any of its affiliates, Parent will use commercially reasonable efforts to (x) cause to be waived any waiting period requirements, insurability requirements and the application of any pre-existing condition limitations under such plan to the extent that such requirements and limitations were satisfied or waived under a comparable plan immediately prior to the Effective Time, and (y) cause each such employee to be given credit under such plan for all amounts paid by such employee under any similar TECU plan for the plan year in which such participation commences for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by Parent, the Surviving Corporation or such affiliate, as applicable, for such plan year.

Indemnification; Directors’ and Officers’ Insurance. The Merger Agreement provides that the Surviving Corporation shall, and Parent agrees to cause the Surviving Corporation to, for six (6) years after the Effective Time, indemnify and hold harmless the current and former officers and directors of TECU or any of its subsidiaries (the “Indemnified Persons”) in respect of matters, acts, omissions or events occurring at or prior to the Effective Time to the fullest extent (i) provided for in the articles of incorporation or bylaws of TECU or the organizational documents of any subsidiary of TECU, as applicable, (ii) permitted by applicable law, or (iii) provided for in certain indemnification agreement. Also, the Merger Agreement provides that for six (6) years after the Effective Time, Parent agrees to cause the Surviving Corporation’s and each of its subsidiaries’ articles of incorporation and bylaws (or equivalent organizational documents) to contain provisions regarding limitations on personal liability of directors and indemnification of, and advancement of expenses to, the Indemnified Persons in respect of matters, acts, omissions or events occurring at or prior to the Effective Time that are no less favorable to the Indemnified Persons than the corresponding provisions in TECU’s and its subsidiaries articles of incorporation and bylaws (or equivalent organizational documents) and in any indemnification agreement, unless otherwise required by applicable law. The Merger Agreement further contemplates that the Surviving Corporation shall, and Parent agrees to cause the Surviving Corporation to, either (x) continue to maintain, at no expense to the beneficiaries, in effect for six (6) years after the Effective Time, TECU’s directors’ and officers’ insurance policies and fiduciary liability insurance policies in place as of the date of the Merger Agreement or (y) purchase comparable directors’ and officers’ insurance policies and fiduciary liability insurance polices for such six (6) year period with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in TECU’s insurance policies in place as of the date of the Merger Agreement, in each case covering matters existing or occurring at or prior to the Effective Time; provided that neither Parent nor the Surviving Corporation will be required to pay an annual premium for such coverage in excess of 250% of the last annual premium paid by TECU prior to the date of the Merger Agreement. The Merger Agreement also provides that alternatively, TECU can, prior to the Effective Time, purchase a six (6) year extended reporting period endorsement with respect to TECU’s insurance policies in place as of the date of the Merger Agreement.

Takeover Laws. If any takeover law becomes applicable to the transactions contemplated by the Merger Agreement, each of TECU, Purchaser and Parent and the members of their respective boards of directors shall, to the extent permitted by law, use commercially reasonable efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated by the Merger Agreement.

Commercially Reasonable Efforts. Subject to the terms and conditions set forth in the Merger Agreement, each of the parties agrees to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under law to consummate all of the transactions contemplated by the Merger Agreement, including the Offer, the Top-Up Option and the Merger, including (i) making as promptly as practicable any required filings with any governmental authority or other third party and furnishing all information reasonably required in connection with such filings, (ii) using commercially reasonable efforts to cause the expiration of any applicable waiting periods, (iii) obtaining any material consent, authorization or approval of any private third person required to be obtained by such party or any of its respective subsidiaries in connection with the transactions contemplated by the Merger Agreement, (iv) using commercially reasonable efforts to prevent the entry of any judgment, injunction, order or decree that would prohibit the consummation of the Offer or the Merger, and (v) taking any other actions by or with respect to any governmental authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement.

Pursuant to the Merger Agreement each of the parties also agrees to (i) make all appropriate filings pursuant to any applicable antitrust laws with respect to the transactions contemplated by the Merger Agreement as promptly as practicable after the date of the Merger Agreement and in no event later than fifteen (15) Business Days after the date of the Merger Agreement, (ii) supply as promptly as practicable any additional information or documents that may be requested and use commercially reasonable efforts to cause the expiration or termination of any applicable waiting periods or the taking of any other actions by or with respect to such antitrust laws as soon as practicable, (iii) contest and resist any action and have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent that restricts, prevents or prohibits the consummation of the Offer or the Merger under any antitrust laws, (iv) subject to applicable law relating to the exchange of information, notify the other party upon receipt of (x) any comments from any governmental authorities in connection with any filings under antitrust laws made pursuant hereto; and (y) any request by any governmental authority for amendments or supplements to any antitrust filings made pursuant to, or information provided to comply in all material respects with, any law, (v) give the other party notice of the commencement or overt threat of commencement of any legal proceeding by or before any governmental authority with respect to the transactions contemplated by the Merger Agreement and keep the other party reasonably informed as to the status of any such legal proceeding or overt threat, and (vi) inform the other party of any communication to or from any governmental authority regarding the transactions contemplated by the Merger Agreement.

Financing. The Merger Agreement provides that Parent and the Purchaser will take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to arrange and obtain the financing contemplated by the Equity Commitment Letters on the terms and conditions described in or contemplated by the Equity Commitment Letters, prior to when the conditions to the Merger are satisfied, including to (i) maintain in effect the Equity Commitment Letters, (ii) satisfy on a timely basis all conditions and covenants applicable to Parent and the Purchaser in the Equity Commitment Letters and otherwise comply with their obligations thereunder, (iii) in the event that all conditions to the Offer have been satisfied, consummate the financing contemplated by the Equity Commitment Letters on or prior to the date the Closing is required to occur pursuant to Section 2.01(d) of the Merger Agreement, and (iv) fully enforce the obligations of each of the parties to the Equity Commitment Letters (and the corresponding rights of Parent and the Purchaser) under the Equity Commitment Letters.

The Merger Agreement also provides that neither Parent nor the Purchaser will amend, alter or waive, or agree to amend, alter or waive, any term of the Equity Commitment Letters that (i) amends or modifies any of the conditions precedent to the receipt of the financing contemplated thereby or imposes additional conditions precedent to the receipt of such financing, (ii) adversely affects the rights of, or remedies available to, TECU under the Equity Commitment Letters, or (iii) would or would reasonably be expected to prevent, impede or delay the consummation of the Offer, the Merger or the financing contemplated by the Equity Commitment Letters, in each case, without the prior written consent of TECU.

Other Covenants. The Merger Agreement contains other customary covenants, including covenants relating to access to information, cooperation, public announcements, matters with respect to Section 16 of the Exchange Act, notification of certain events, delisting, and debt financing cooperation.

Conditions to the Offer. See “The Offer—Section 15—Conditions of the Offer.”

Conditions to the Merger. The obligations of each party to consummate the Merger are subject to the satisfaction or waiver of the following conditions:

•	if required by the MBCA, the approval of the TECU shareholders shall have been obtained;

•	there shall be no law or judgment, injunction, order or decree of any governmental authority with, in any such case, competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Merger or having the effect of prohibiting or otherwise preventing the consummation of the Merger; and

•	the Purchaser shall have been required under the Merger Agreement to accept for payment all of the Shares validly tendered and not properly withdrawn pursuant to the Offer.

Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time:

(a) by mutual written consent of Parent and TECU;

(b) by either Parent or TECU if:

(i) (A) the Offer shall have expired or been terminated in accordance with the terms of the Merger Agreement and the Offer without the Purchaser having been required to accept for payment any Shares tendered pursuant to the Offer or (B) the Acceptance Date has not occurred on or before the End Date; provided that either Parent or TECU may extend the End Date an additional thirty (30) days if on the End Date all of the conditions to the Offer have been satisfied or waived other than the Antitrust Condition; provided further, that in each case, the failure by the terminating party to fulfill any obligation under the Merger Agreement has not been the cause of, or resulted in, (x) the expiration or termination of the Offer in accordance with the terms of the Merger Agreement and the Offer without the Purchaser having been required to accept any Shares tendered pursuant to the Offer or (y) any of the conditions of the Offer having failed to be satisfied; or

(ii) at any time before the Effective Time, there is a law or a final, non-appealable judgment, injunction, order or decree of any governmental authority with competent jurisdiction permanently restraining, prohibiting or otherwise making illegal the consummation of the Offer or the Merger;

(c) by Parent if:

(i) prior to the Acceptance Date, TECU shall have breached its obligations under Section 6.04 of the Merger Agreement, which breach adversely affects the rights of Parent under Section 6.04 of the Merger Agreement in any material respect;

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of TECU set forth in the Merger Agreement shall have occurred that (A) would, individually or in the aggregate with other such breaches or failures, cause the condition set forth in either clause (b)(ii) or (b)(iii) of “The Offer—Section 15—Conditions of the Offer” not to be satisfied and (B) in each case, is incapable of being cured by the End Date or, if curable, has not been cured prior to the earlier of the End Date and twenty (20) Business Days after TECU’s receipt of written notice of such breach or failure from Parent; provided that such breach or failure has not resulted from or been caused by the failure of Parent or the Purchaser to perform, in any material respect, any of their covenants or agreements contained in the Merger Agreement, and that Parent and the Purchaser have not materially breached any of their representations and warranties contained in the Merger Agreement; or

(iii) prior to the Acceptance Date, (A) an Adverse Recommendation Change has occurred, (B) a tender or exchange offer for the Shares that constitutes an Acquisition Proposal (whether or not a Superior Proposal) was commenced by a Person unaffiliated with Parent and, within ten (10) Business Days after the public announcement of the commencement of such Acquisition Proposal, TECU did not file a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14D-9 under the Exchange Act recommending that the holders of Shares reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer, or (C) TECU or the TECU Board publicly announces its intention to do any of the actions specified in clauses (A) through (C) above.

(d) by TECU if:

(i) prior to the Effective Time, Parent or the Purchaser fails to perform in any material respect any of their respective obligations, covenants or agreements set forth in the Merger Agreement or if a representation or warranty of Parent or the Purchaser is no longer accurate (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein), (A) which failure or inaccuracy, individually or in the aggregate with such other failures or inaccuracies, would reasonably be expected to prevent the consummation of the Offer and (B) in each case, is incapable of being cured by the End Date or, if curable, has not been cured prior to the earlier of the End Date and twenty (20) Business Days after Parent’s receipt of written notice of such breach or failure from TECU; provided, however, that such breach or failure has not resulted from or been caused by the failure of TECU to perform, in any material respect, any of its covenants or agreements contained in the Merger Agreement, and that TECU has not materially breached any of its representations and warranties contained in the Merger Agreement; or

(ii) prior to the Acceptance Date, the TECU Board (A) receives a Superior Proposal, (B) determines to enter into a definitive agreement with respect to a Superior Proposal, and (C) concurrently with or after paying the applicable Parent Termination Fee, enters into a definitive agreement providing for the implementation of such Superior Proposal.

Termination Fees.

The Merger Agreement provides that TECU will pay to Parent a termination fee (the “Parent Termination Fee”) of (i) $3,828,088.57 in immediately available funds if the Merger Agreement is terminated pursuant to the termination right described above under clause (c)(i) of “—Termination” or (ii) $3,588,833.03 in immediately available funds if the Merger Agreement is terminated pursuant to the termination right described above under clause (c)(iii) or (d)(ii) of “—Termination.”

The Merger Agreement provides that TECU will pay to Parent an expense reimbursement (the “Expense Reimbursement”) of (i) $1,000,000 in immediately available funds if the Merger Agreement is terminated pursuant to the termination right described above under clause (b)(i) of “—Termination” as a result of the failure to satisfy the Minimum Condition or (ii) $2,000,000 in immediately available funds if the Merger Agreement is terminated pursuant to the termination right described above under clause (c)(ii) of “—Termination;” provided that, if (x) prior to such termination an Acquisition Proposal by a third party is publicly disclosed or announced (or otherwise becomes publicly known) and (y) within nine (9) months after such termination of the Merger Agreement TECU enters into a definitive agreement or consummates a transaction relating to any Acquisition Proposal, which need not be the Acquisition Proposal that was publicly disclosed or announced or publicly made known prior to the termination, TECU will pay to Parent the Parent Termination Fee specified under clause (ii) of the immediately preceding paragraph above, less the Expense Reimbursement previously paid, immediately upon the date upon which TECU enters into any definitive agreement relating to an Acquisition Proposal (or, if there is no such agreement, upon consummation of an Acquisition Proposal). For purposes of this section, references to “20% or more” in the definition of “Acquisition Proposal” shall be deemed to be “more than 50%.”

The Merger Agreement provides that Parent will pay to TECU a termination fee (the “TECU Termination Fee”) of $4,785,110.71 in immediately available funds if the Merger Agreement is terminated pursuant to the termination right described above under clause (d)(i) of “—Termination.”

Pursuant to the Merger Agreement, in the event that Parent is entitled to the Parent Termination Fee or TECU is entitled to the TECU Termination Fee, either party, as the case may be, may elect, in its sole discretion, as its sole and exclusive remedy either to (x) terminate the Merger Agreement and receive the applicable termination fee, (y) terminate the Merger Agreement and pursue any other remedies available under applicable law with respect to fraud or knowing and intentional breach on the part of the other party, or (z) elect not to terminate the Merger Agreement but to obtain an equitable remedy of specific performance against the other party.

No Third Party Beneficiaries. The Merger Agreement provides that, except with respect to (i) the provisions regarding director and officer indemnification discussed above under “—Indemnification; Directors’ and Officers’ Insurance” and (ii) TECU’s right on behalf of the TECU shareholders to pursue the remedies discussed above under “—Termination Fees,” the Merger Agreement is not intended to confer upon a person other than the parties thereto and their successors and assigns any rights, remedies, liabilities, obligations or benefits of any nature whatsoever.

Other Agreements.

The description of the Commitment Letters and the Guarantee included in “The Offer—Source and Amount of Funds—Guarantee” and “—Equity Commitment,” are incorporated into this Section 12 by reference. An entity owned by Atlas and MLI entered into a confidentiality agreement on March 6, 2015 pursuant to which it agreed to, among other things, keep confidential certain non-public material provided by TECU.

13.	Purpose of the Offer and the Merger; Plans for TECU; Statutory Requirements; Approval of the Merger.

Purpose of the Offer and the Merger; Plans for TECU. The purpose of the Offer and the Merger is for Parent, through the Purchaser, to acquire control of, and the entire equity interest in, TECU. Pursuant to the Merger, the Purchaser will acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer. Subject to the satisfaction of certain conditions, if the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable. Subject to the satisfaction of certain conditions, after completion of the Offer and the Merger, TECU will be a wholly owned subsidiary of Parent.

If the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder. If the Purchaser acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the Parent and TECU will take such necessary and appropriate actions in order to cause the Merger to be effected as soon as practicable without a meeting of shareholders of TECU in accordance with the MBCA. If the Purchaser acquires less than 90% of the outstanding Shares pursuant to the Offer or otherwise, the affirmative vote of the holders of a majority of the outstanding shares will be required under Michigan law to effect the Merger and a meeting of shareholders of TECU will be held for such purposes.

The Merger Agreement provides that the Purchaser will be merged with and into TECU, and, at the Effective Time, TECU’s articles of incorporation will be amended and restated to read in its entirety as the articles of incorporation of the Purchaser immediately prior to the Effective Time, except that the name of the surviving corporation will be “Tecumseh Products Company” and the provision in the articles of incorporation of the Purchaser naming its incorporator shall be omitted until amended in accordance with Michigan law, and the bylaws of the Purchaser in effect immediately before the Effective Time will be the bylaws of the surviving corporation, until amended in accordance with applicable law. The directors of the Purchaser immediately prior to the Effective Time will become the directors of the surviving corporation and the officers of TECU will become the officers of the surviving corporation.

Upon the Acceptance Time, the Merger Agreement provides that Parent will have the right to designate that number of directors, rounded up to the next whole number, on the TECU Board that equals the product of (i) the total number of directors on the TECU Board (after giving effect to the election of any additional directors) and (ii) the percentage that the number of Shares then beneficially owned by Parent and its affiliates (including such Shares accepted for payment) bears to the total number of Shares outstanding; provided that, prior to the effective time of the Merger, there will be at least three directors on the TECU Board who are Continuing Directors. Parent has yet to determine whether it will exercise such right, but if it does, such designees will likely be employees of Atlas or Mueller. The foregoing information and certain other information contained in this Offer to Purchase, the Schedule 14D-9 and certain other materials are being (or will be) provided in accordance with the requirements of Section 14(f) of the Securities and Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. Following the election or appointment of Parent’s designees and until the Merger is effective, the approval of a majority of the Continuing Directors (or of the sole Continuing Director if there shall then be only one Continuing Director) will be required, and no further action of the TECU Board will be required, to authorize among other things any amendment or termination of the Merger Agreement by TECU. See “The Offer—Section 12—The Merger Agreement; Other Agreements.”

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of TECU will be continued substantially as they are currently being conducted. Upon completion of the Offer, the Purchaser will be merged with and into TECU, with TECU continuing as the surviving corporation and a wholly owned subsidiary of Parent. Parent intends to conduct a comprehensive review of TECU’s assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies, management and personnel, obligations to report under Section 15(d) of the Exchange Act, and the delisting of its securities from a registered national securities exchange, and will consider what, if any, changes would be desirable in light of the circumstances that exist upon completion of the Offer. Parent will continue to evaluate the business and operations of TECU during and after the consummation of the Offer and prior to the Effective Time of the Merger and, following the Merger, will take such actions as it deems appropriate under the circumstances then existing. Possible changes could include changes in TECU’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, indebtedness or dividend policy, and although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters, Parent, the

Purchaser and the surviving corporation in the Merger expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

If we acquire control of TECU, we currently intend that, prior to our acquisition of all of the outstanding Shares of TECU or consummation of the Merger, no dividends will be declared on the Shares.

If, for any reason following completion of the Offer, the Merger Agreement is terminated and the Merger is not consummated, Parent and the Purchaser reserve the right to acquire additional Shares in the open market through tender of exchange offers, pursuant to privately negotiated transactions or otherwise, at prices that may be higher, lower or the same as the price paid in the Offer. We also reserve the right to dispose of Shares that we have acquired or may acquire.

Except as described above or elsewhere in this Offer to Purchase, the Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving TECU or any of its subsidiaries (such as a merger, reorganization, liquidation, or sale or other transfer of a material amount of assets), any change in the TECU Board or management, any material change in TECU’s indebtedness, capitalization or dividend rate or policy or any other material change in TECU’s corporate structure or business.

14.	Dividends and Distributions.

As discussed in “The Offer—Section 12—The Merger Agreement; Other Agreements,” pursuant to the Merger Agreement, from the date of the Merger Agreement until the Effective Time or the termination of the Merger Agreement in accordance with its terms, unless consented to in writing by Parent, TECU has agreed not to, and not permit any of its subsidiaries to split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution (whether in cash, equity interests, stock or property or any combination thereof) in respect of its capital stock except for cash dividends payable by any direct or indirect wholly owned subsidiary of TECU, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire TECU (i) shares of capital stock of or other voting securities or ownership interests in TECU or any of its subsidiaries, (ii) options, warrants or other rights to acquire from TECU, or other obligation of the Company to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in, TECU or any of its subsidiaries.

15.	Conditions of the Offer.

Notwithstanding any other provision of the Offer (and as provided in the Merger Agreement), but subject to compliance with the terms and conditions of the Merger Agreement, we are not required to accept for payment, or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for any Shares validly tendered pursuant to the Offer and not properly withdrawn prior to the expiration of the Offer, if:

(a) immediately prior to the expiration of the Offer, there are any waiting periods (including any extensions thereof) or any approvals or clearances applicable to the Offer or the consummation of the Merger under any applicable Antitrust Laws (as defined in the Merger Agreement), including suspensory filing requirements, waiting periods and required actions, consents that shall not have expired, or been terminated or obtained, as applicable, and that would make illegal the consummation of the Offer or the Merger (the “Antitrust Condition”); or

(b) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions exists and is continuing (and not waived):

(i) there is a law or judgment, injunction, order or decree of any governmental authority with competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Offer or the Merger;

(ii) (A) the representations and warranties of TECU contained in Section 4.05(a) of the Merger Agreement are not true and correct in all but de minimis respects at and as of the Acceptance Time as if made at and as of such time (it being agreed that for purposes of Section 4.05(a) of the Merger Agreement, any inaccuracy in which the applicable amounts as of a date of determination exceed the amounts set forth in Section 4.05(a) of the Merger Agreement by no more than 0.1% shall be deemed de minimis), (B) the representations and warranties of TECU contained in Sections 4.01, 4.02, and 4.20 of the Merger Agreement shall not be true and correct in all respects at and as of the Acceptance Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time), or (C) the other representations and warranties of TECU contained in the Merger Agreement (disregarding all materiality and Company Material Adverse Effect (as defined in the Merger Agreement) qualifications contained therein) shall not be true and correct at and as of the Acceptance Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which will be true and correct only as of such time) except where the failure of such representations to be so true and correct does not have, individually or in the aggregate, a Company Material Adverse Effect;

(iii) (A) TECU shall have failed to comply in all respects with all of its obligations under Section 6.01(j)(ii)(B) of the Merger Agreement or (B) TECU shall have failed to perform in any material respect any of its other covenants to be performed or complied with by it under the Merger Agreement prior to such time, which failure either (x) materially adversely affects the ability of Parent to consummate the transactions contemplated by the Merger Agreement or (y) adversely affects, in any material or substantial respect, TECU’s financial condition or business;

(iv) since the date of the Merger Agreement, no Company Material Adverse Effect shall have occurred (the “MAE Condition”);

(v) Parent shall not have received a certificate executed by a duly authorized officer of the TECU dated as of the date on which Shares are first accepted for payment (the “Acceptance Date”), confirming on behalf of TECU that the conditions set forth in clauses (ii), (iii) and (iv) above are duly satisfied immediately prior to the Acceptance Date;

(vi) the Merger Agreement shall have been terminated in accordance with its terms; or

(vii) there shall not be validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) in accordance with the terms of the Offer prior to the expiration time of the Offer and not withdrawn, a number of Shares that, together with the Shares then beneficially owned by Parent and its affiliates, represents at least a majority of the total number of Shares then outstanding on a fully diluted basis, (the “Minimum Condition”).

The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to any such conditions (except for circumstances caused by Parent’s or the Purchaser’s failure to comply with its obligations under the Merger Agreement) and may (other than the Minimum Condition) be waived by Parent or the Purchaser in whole or in part at any time and from time to time in the sole discretion of either of them, in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC.

Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

The foregoing description of the conditions to the Offer is qualified in its entirety by reference to the Merger Agreement, which is filed as an exhibit to the Tender Offer Statement on the Schedule TO.

16.	Certain Legal Matters; Regulatory Approvals.

General. Based on our examination of publicly available information filed by TECU with the SEC and other information concerning TECU, we are not aware of any governmental license or regulatory permit that appears to be material to TECU’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. Except as described below under “Antitrust,” there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions). Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “The Offer—Section 15—Conditions of the Offer.”

State Takeover Statutes. A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. TECU, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws.

Chapter 7A of the MBCA may affect attempts to acquire control of TECU. In general, under Chapter 7A, “business combinations” (defined to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalizations) between covered Michigan business corporations or their subsidiaries and an “interested shareholder” (defined as the direct or indirect beneficial owner of at least 10% of the voting power of a covered corporation’s outstanding shares) can only be consummated if there is an advisory statement by the board of directors of the covered corporation and the business combination is approved by at least 90% of the votes of each class of the corporation’s shares entitled to vote and by at least two-thirds of such voting shares not held by the interested shareholder or affiliates, unless five (5) years have elapsed after the person involved became an “interested shareholder” and unless certain price and other conditions are satisfied. TECU’s board of directors has the power to elect to be subject to Chapter 7A of the MBCA as to specifically identified or unidentified interested shareholder, but has not elected to be subject to Chapter 7A in connection with the Offer or Merger with Parent and the Purchaser and has provided that even if it were subject to Section 780 of the MBCA, pursuant to Section 782 of the MBCA, TECU has approved and exempted from the requirements of Section 780 of the MBCA the Offer and the Merger with Parent and Purchaser. TECU has represented that, assuming that neither Parent nor Purchaser is as of the date of the Merger Agreement or ever has been an “interested shareholder” (as defined in Section 778 of the MBCA), the TECU Board has taken all action necessary under applicable law to ensure that no restrictions under Chapter 7A (including Section 780) of the MBCA or any other Takeover Law will apply to the execution, delivery and performance of the Merger Agreement or the Offer, the Merger or the other transactions contemplated thereby.

Based on information supplied by TECU and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the TECU Board, we do not believe that any state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither Parent nor TECU has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. See “The Offer—Section 15—Conditions of the Offer.”

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from obtaining voting rights in shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated, and has a substantial number of shareholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or any merger or other business combination between us or any of our affiliates and TECU, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes are applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that they are inapplicable or invalid as applied to the Offer or any such merger or other business combination, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer—Section 15—Conditions of the Offer.”

Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission ( the “FTC”), certain acquisition transactions may not be consummated unless certain information (“Premerger Notification and Report Forms”) has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period which begins when MLI, as an ultimate parent of the Purchaser, files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the fifteen (15) calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. TECU must file a Premerger Notification and Report Form within ten (10) calendar days after MLI files its Premerger Notification and Report Form. MLI expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger by August 26, 2015, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City Time, on the fifteenth (15th) calendar day after such filing, unless earlier terminated by the FTC and the Antitrust Division, or MLI receives a request for additional information or documentary material prior to that time. If within the fifteen (15) calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from MLI, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten (10) calendar days following the date of MLI’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, absent Parent’s and TECU’s agreement, they can be prevented from closing only by court order. The FTC or the Antitrust Division may terminate the additional ten (10) calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

Under the merger control rules of Germany and other jurisdictions outside the United States where MLI, Atlas Holdings LLC or TECU and their respective subsidiaries conduct business, filings may be required, and it may be necessary to observe waiting periods and/or obtain approvals prior to consummation of the transaction. Under the terms of the Merger Agreement, Parent has agreed to make such filings as are required in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby. The satisfaction of these requirements is a condition to the closing of the Offer. Any such filings must be made by MLI and Atlas Holdings LLC as soon as reasonably practicable. The period for review of the transaction will vary from jurisdiction to jurisdiction and may be affected by a variety of factors. The review powers vested in foreign competition authorities include the ability to challenge the legality of the transaction on the basis of its effects on competition or otherwise on the public interest. At any time before (and in some cases after) consummation of the transaction, foreign competition authorities may seek to enjoin the purchase of Shares pursuant to the Offer, or seek divestiture of the Shares so acquired, or seek divestiture of assets of MLI, Atlas Holdings or TECU. There can be no assurance that a challenge to the Offer under foreign merger control rules will not be made, or, if such a challenge is made, what the result will be with respect to certain obligations of the parties related to obtaining regulatory, including antitrust approvals.

Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting periods under the applicable antitrust laws. See “The Offer—Section 15—Conditions of the Offer.” Subject to certain circumstances described in “The Offer—Section 15—Conditions of the Offer,” any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law.

At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or TECU’s substantial assets. Private parties and individual states may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Offer—Section 15—Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions. Shares will not be accepted for payment or paid for pursuant to the Offer if, before or after the expiration of the applicable waiting period under the HSR Act, there is any law, injunction or judgment in effect as a result of which any of the conditions described in “The Offer—Section 15—Conditions of the Offer” would not be satisfied.

If the Antitrust Division, the FTC, a state or a private party raises antitrust concerns in connection with the Offer, Parent, the Purchaser and TECU, at their discretion, may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Merger while such discussions are ongoing. See “The Offer—Section 12—The Merger Agreement; Other Agreements.”

No appraisal rights are available in connection with the Offer or the Merger, if consummated.

Any merger or other similar business combination with TECU would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for shareholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning TECU and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such a transaction be filed with the SEC and distributed to such shareholders prior to consummation of the transaction.

17.	Legal Proceedings.

Certain Litigation.

On August 11, 2015, a plaintiff, David Raul as custodian for Tammy Raul, filed a purported shareholder class action complaint in the Circuit Court for the County of Washtenaw in the State of Michigan against Stephanie H. Boyse, Gary L. Cowger, Harold M. Karp, Mitchell I. Quain, Robert E. Rossiter, Terence C. Seikel and Douglas M. Suliman, Jr. (the “Individual Defendants”), TECU, MLI, Atlas Holdings LLC, Parent, and the Purchaser. Raul v. Boyse, et al., Case No. 2015-807-CB. Plaintiff purports to assert class action claims on behalf of all shareholders of TECU. The complaint alleges that the Individual Defendants breached their fiduciary duties to TECU shareholders by seeking to sell TECU through an allegedly defective process, for an unfair and inadequate price, and on unfair and inequitable terms. The complaint also alleges that the Individual Defendants failed to provide the shareholders of TECU with material information necessary to make an informed decision as to whether to tender their shares. In addition, the complaint alleges that MLI, Atlas Holdings LLC, Parent, and the Purchaser aided and abetted the purported breach of fiduciary duties by the directors of TECU. The lawsuit seeks, among other things, to enjoin consummation of the proposed transaction and award of costs and disbursements associated with bringing the action, including attorneys’ fees.

On August 13, 2015, Greg Saggio served on TECU a letter alleging that he is a shareholder of TECU, and that the proposed transaction was based on a defective process and designed to facilitate the purchase of TECU on unfair terms. The letter demanded that TECU, among other things, rescind the agreement to sell TECU unless a fair process was implemented and all material information regarding the TECU board of directors’ decision to sell TECU was disclosed. The letter demanded that TECU confirm by 12 p.m. EST on August 17, 2015 that it would comply with Mr. Saggio’s demands or, if it refuses, bring suit against the board of directors for breaching their fiduciary duties to TECU. On August 14, 2015, Mr. Saggio filed a complaint captioned Saggio v. Mueller Industries, Inc., et al., Case No. 2015-818-CB, in the Circuit Court for the County of Washtenaw in the State of Michigan against the Individual Defendants (defined above), MLI, Atlas Holdings LLC, Parent, and the Purchaser and TECU as a nominal party. The complaint purports to assert a direct claim on behalf of TECU shareholders, alleging that the Individual Defendants breached their fiduciary duties to TECU shareholders by seeking to sell TECU through an allegedly defective process, for an unfair and inadequate price, and on unfair and inequitable terms, and by failing to provide shareholders with material information regarding the transaction. The complaint further alleges that MLI, Atlas Holdings LLC, Parent, and the Purchaser aided and abetted the alleged breach of fiduciary duties by the directors of TECU. The complaint also purports to assert derivative claims on behalf of nominal plaintiff TECU against the Individual Defendants for breach of fiduciary duty and unjust enrichment. The complaint seeks, among other things, to enjoin consummation of the proposed transaction and award of costs and disbursements associated with bringing the action, including attorneys’ fees.

On August 20, 2015, Jonathan Raul served on TECU a letter alleging that he is a shareholder of TECU and claiming, among other things, that the proposed transaction is unfair to TECU shareholders, that the board of directors of TECU have violated their fiduciary duties in connection with the proposed transaction, that the proposed transaction offers an inadequate price for TECU shares and the proposed transaction includes deal protection devices that will preclude alternative bidders from making a successful competing offer. Mr. Raul demands that the board of directors take action to remedy the purported breaches of fiduciary duty by, among other things, implementing a fair sales process and/or alleviating deal protection devices. If the TECU Board does not take action against the purported breaches described, Mr. Raul states that he may seek to prosecute derivative and/or class action claims.

18.	Fees and Expenses.

We have retained Georgeson Inc. to act as the Information Agent and Computershare Trust Company, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information

Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

19.	Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Parent or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on the Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in “The Offer—Section 9—Certain Information Concerning the Purchaser, Parent, Atlas and Mueller” of this Offer to Purchase.

MA Industrial Sub Inc.

August 21, 2015

SCHEDULE I

INFORMATION RELATING TO THE PURCHASER, PARENT, ATLAS AND MUELLER

Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of the Purchaser. The Purchaser is a Michigan corporation, the principal business of which is acquiring TECU. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with the Purchaser. None of the directors and officers of the Purchaser listed below has, during the past five (5) years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed are citizens of the United States.

Name	Current Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Andrew M. Bursky Director	Managing Partner of Atlas Holdings LLC. Business address: 100 Northfield Street, Greenwich, CT 06830 (telephone number (203) 622-9138).
Gregory L. Christopher Director and Co-President	Chief Executive Officer of Mueller Industries, Inc. Business address: 8285 Tournament Dr., Suite 150, Memphis, TN 38125 (telephone number (901) 751-3200).
Timothy J. Fazio Director and Co-President	Managing Partner of Atlas Holdings LLC. Business address: 100 Northfield Street, Greenwich, CT 06830 (telephone number (203) 622-9138).
Jeffrey A. Martin Director, Vice President and Secretary

Chief Financial Officer and Treasurer of Mueller Industries, Inc. since February 2013. Interim Chief Financial Officer, October 2012—February 2013.

Vice President—Corporate Development August 2008—October 2012

Business address: 8285 Tournament Dr., Suite 150, Memphis, TN 38125 (telephone number (901) 751-3200).

Jason M. Squire Vice President and Treasurer

Principal of Atlas Holdings LLC since September 2013. Joined Atlas Holdings LLC in November 2010. Analyst at JPMorgan Chase & Co. from July 2008—October 2010.

Business address: 100 Northfield Street, Greenwich, CT 06830 (telephone number (203) 622-9138).

Parent. The name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of Parent are set forth below. Parent is a Delaware limited liability company, the principal business of which is acting as the sole shareholder of the Purchaser. Atlas Capital Resources II LP, Atlas Capital Resources (P) II LP and DENO Investment Company II, Inc. are the members of Parent. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Parent. None of the directors and officers of Parent listed below has, during the past five (5) years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed are citizens of the United States.

Name	Current Principal Occupation or Employment and Five-Year Employment History (all have served five years or more in present position unless otherwise noted)
Gregory L. Christopher Co-President	Chief Executive Officer of Mueller Industries, Inc. Business address: 8285 Tournament Dr., Suite 150, Memphis, TN 38125 (telephone number (901) 751-3200).
Timothy J. Fazio Co-President	Managing Partner of Atlas Holdings LLC. Business address: 100 Northfield Street, Greenwich, CT 06830 (telephone number (203) 622-9138).

Name	Current Principal Occupation or Employment and Five-Year Employment History (all have served five years or more in present position unless otherwise noted)
Jeffrey A. Martin Vice President and Secretary

Chief Financial Officer and Treasurer of Mueller Industries, Inc. since February 2013. Interim Chief Financial Officer October 2012-February 2013

Vice President—Corporate Development August 2008—October 2012

Business address: 8285 Tournament Dr., Suite 150, Memphis, TN 38125 (telephone number (901) 751-3200).

Jason M. Squire Vice President and Treasurer

Principal of Atlas Holdings LLC since September 2013. Joined Atlas Holdings LLC in November 2010. Analyst at JPMorgan Chase & Co. from July 2008—October 2010.

Business address: 100 Northfield Street, Greenwich, CT 06830 (telephone number (203) 622-9138).

DENO. DENO Investment Company II, Inc. is a wholly owned subsidiary of MLI. The name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of DENO are set forth below. The principal business of DENO is to act as a holding company for MLI. The business address of each director and officer is c/o Mueller Industries, Inc., 8285 Tournament Dr., Suite 150, Memphis, TN 38125 (telephone number (901) 751-3200). None of the directors and officers of DENO listed below has, during the past five (5) years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed are citizens of the United States.

Name	Current Principal Occupation or Employment and Five-Year Employment History (all have served five years or more in present position unless otherwise noted)
Kent Schenk Director, President	Vice President, Controller of Mueller Industries, Inc.
James Davidson Director, Secretary	Vice President, Manufacturing Mueller Brass.

Mueller. The name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of Mueller are set forth below. The business address of each director and officer is c/o Mueller Industries, Inc., 8285 Tournament Dr., Suite 150, Memphis, TN 38125 (telephone number (901) 751-3200). None of the directors and officers of Mueller listed below has, during the past five (5) years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed are citizens of the United States.

Name	Current Principal Occupation or Employment and Five-Year Employment History (all have served five years or more in present position unless otherwise noted)
Gregory L. Christopher Director, Chief Executive Officer	Chief Executive Officer of Mueller Industries, Inc. since October 30, 2008. Director of Mueller Industries, Inc. since October 28, 2010.

Paul J. Flaherty Director	Director of the Mueller Industries, Inc. since August 2, 2007. Member of the Advisory Board of Aon Risk Services, Inc., a subsidiary of Aon Corporation, the global insurance and risk management firm, since 2001.

Gennaro J. Fulvio Director	Director of Mueller Industries, Inc. since May 9, 2002. Member of Fulvio & Associates, LLP, Certified Public Accountants, since 1987.

Gary S. Gladstein Director	Chairman of the Board of Directors since January 1, 2013 and Director of Mueller Industries, Inc. since July 1, 2000. Previously served as a director of the Mueller Industries, Inc. from 1990 to 1994. Currently an independent investor and consultant. In the past five years, served as a director of Inversiones y Representaciones Sociedad Anónima, Darien Rowayton Bank and a number of private companies.

Name	Current Principal Occupation or Employment and Five-Year Employment History (all have served five years or more in present position unless otherwise noted)
Scott J. Goldman Director	Director of Mueller Industries, Inc. since January 1, 2008. Co-founder and Chief Executive Officer of TextPower, Inc., since February 17, 2009.

John B. Hansen Director	Director of Mueller Industries, Inc. since August 4, 2014. Served as (i) Executive Vice President of the Mueller Industries, Inc. from January 1, 2013 to April 30, 2014, (ii) President-Plumbing Business of the Mueller Industries, Inc. from January 1, 2011 to January 1, 2013, (iii) President-Manufacturing Operations from May 18, 2009 until January 1, 2011 and (iv) Senior Vice President-Strategy and Industry Relations prior to May 18, 2009.

Terry Hermanson Director	Director of Mueller Industries, Inc. since February 13, 2003. Principal and President of Mr. Christmas Incorporated for more than the last five years.

Brian K. Barksdale	Vice President—Marketing of Mueller Industries, Inc. since May 7, 2015. Served in various sales and marketing roles at Mueller Industries, Inc. for the five years leading up to May 2015.

P. Fabricio Bernal	Vice President, Operations Retail—Global of Mueller Industries, Inc. since September 1, 2013. Served as (i) Vice President—Latin America and Southland from February 1, 2012 until September 1, 2013, (ii) Vice President—Steel Products from December 1, 2009 until February 1, 2012, and (iii) Managing Director—Mexican Operations prior to December 1, 2009.

Daniel R. Corbin	Vice President—Corporate Manufacturing Engineering of Mueller Industries, Inc. since January 1, 2013. Mr. Corbin served as (i) Vice President—Copper Business from December 1, 2010 until January 1, 2013, and (ii) Vice President—Fittings and Distribution Business-Standard Products Division of Mueller Industries, Inc. prior to December 1, 2010.

Richard W. Corman	Vice President—Financial Systems of Mueller Industries, Inc. since May 2015. Served as Vice President—Controller of Mueller Industries, Inc. since 2004.

Jeffrey A. Martin	Chief Financial Officer and Treasurer of Mueller Industries, Inc. since February 2013. Served (i) as Interim Chief Financial Officer of Mueller Industries, Inc. from October 26, 2012 to February 13, 2013, (ii) as Vice President—Corporate Development of Mueller Industries, Inc. from January 11, 2011 to October 26, 2012, (iii) as Vice President-Finance & Corporate Development from August 1, 2008 to January 11, 2011, (iv) as Vice President- Operations, Standard Products Division prior to August 1, 2008.

Mark Millerchip	Executive Director of European Operations of Mueller Industries, Inc. since May 28, 2010. Served as Managing Director—Mueller Primaflow Limited prior to May 28, 2010.

Nicholas W. Moss	President—Global and Retail Business of Mueller Industries Inc. since March 6, 2007.

Douglas J. Murdock	President of Fabricated Products of Mueller Industries, Inc. since January 2013. Served as President—Engineered Products Division of Mueller Industries, Inc. prior to January 1, 2013.

Daniel G. Pieralisi	Vice President—Operations Controller of Mueller Industries, Inc. since April 1, 2014. Served as (i) Director of Finance from September 1, 2010 until April 1, 2014, and (ii) Accounting Manager prior to September 1, 2010.

Steffen Sigloch	President—Extruded Products of Mueller Industries, Inc. since January 1, 2013. Served as (i) Corporate Vice President—Engineering and Manufacturing of Mueller Industries, Inc. from January 1, 2012 to January 1, 2013 and (ii) Vice President—Engineering and Manufacturing of Mueller Europe, Ltd, from July 1, 2011 to January 1, 2012. Served as Chief Executive Officer of Wieland Copper Products, LLC prior to July 1, 2011.

Name	Current Principal Occupation or Employment and Five-Year Employment History (all have served five years or more in present position unless otherwise noted)

Anthony J. Steinriede	Vice President—Corporate Controller of Mueller Industries, Inc. since May 7, 2015. Served as (i) Director of Finance of Mueller Industries, Inc. since April 1, 2014, (ii) Assistant Corporate Controller from September 1, 2010 until April 1, 2014, and (iii) Corporate Accounting Manager prior to September 1, 2010.

Gary C. Wilkerson	Vice President, General Counsel and Secretary of Mueller Industries, Inc. since May 2, 2005.

Atlas Funds. Each of Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP (together the “Atlas Funds”) is a Delaware limited partnership and Atlas Capital GP II LP (“GP II LP”) is the general partner of each of the Atlas Funds. Atlas Capital Resources GP II LLC (“GP II LLC” and together with the Atlas Funds and GP II LP, the “Atlas Entities”) is the general partner of GP II LP. Messrs. Andrew M. Bursky and Timothy J. Fazio are the managing partners of GP II LLC. The principal business of the Atlas Entities is making equity and other types of investments. The current business address of each Atlas Entity is 100 Northfield Street, Greenwich, CT 06830 (telephone number (203) 622-9138). The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past years of each officer and director of GP II LLC. None of the directors and officers of the Atlas Funds listed below has, during the past five (5) years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed are citizens of the United States.

Name	Current Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Andrew M. Bursky Managing Partner	Managing Partner of Atlas Holdings LLC.
Timothy J. Fazio Managing Partner	Managing Partner of Atlas Holdings LLC.
Philip Schuch Partner and Chief Financial Officer	Partner of Atlas Holdings LLC.
Sam G. Astor Partner	Partner of Atlas Holdings LLC since September 2013. Joined Atlas Holdings LLC in 2007.
Daniel E. Cromie Partner	Partner of Atlas Holdings LLC.
Edward J. Fletcher Partner	Partner of Atlas Holdings LLC.
Jacob D. Hudson Partner	Partner of Atlas Holdings LLC since December 2012. Joined Atlas Holdings in 2005.

The Depositary for the Offer is:

By First Class, Registered or Certified Mail:	By Express or Overnight Delivery:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
Attn: Voluntary Corporate Actions P.O. Box 43011	Attn: Voluntary Corporate Actions 250 Royall Street, Suite V
Providence, RI 02940-3011	Canton, MA 02021

By Facsimile Transmission (for eligible institutions only):
Computershare Trust Company, N.A.
Facsimile: (617) 360-6810 Confirm By Telephone:
(781) 575-2332

Questions or requests for assistance may be directed to the Information Agent at its telephone number, address or email address set forth below. Requests for copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at the Purchaser’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Banks, Brokers and Shareholders

Call Toll-Free (866) 856-4733

Or Contact via E-mail at:

Tecumseh@georgeson.com